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03045579

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vodatel Networks Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5746 FISCAL YEAR 6-30-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 1/12/04


VODATEL

Annual Report 2003

GEM Disclaimer

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM , there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

TABLE OF CONTENTS





Corporate Information

Directors

Executive Directors

José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent Non-executive Directors

Chui Sai Cheong
Lo King Chiu, Charles

Authorized Representatives

Yim Hong
Monica Maria Nunes

Company Secretary

Cheung Yiu Leung, CPA, FCCA, AHKSA

Qualified Accountant

Cheung Yiu Leung, CPA, FCCA, AHKSA

Compliance Officer

Monica Maria Nunes

Audit Committee

José Manuel dos Santos
Chui Sai Cheong
Lo King Chiu, Charles

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Head Office & Principal Place of Business

No.74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau
Tel: (853) 721182, 718033
Fax: (853) 717800, 752909

Place of Business in Hong Kong

Room 1401, 14th Floor
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road Central
Hong Kong
Tel: (852) 2587 8868
Fax: (852) 2587 8033

Website

http://www.vodatelsys.com

Bankers

Banco Comercial de Macau
Credit Agricole Indosuez
DBS Bank (Hong Kong) Limited
HSH Nordbank AG
Industrial and Commercial Bank of China (Asia) Limited
Standard Chartered Bank

Share Registrars

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong



Company Profile

Founded in Macau, Vodatel is one of the leading network solutions providers in the PRC, specializing in DDN, Frame Relay, ATM and broadband IP technologies. With its nationwide geographical presence in the PRC, the Group provides fully integrated services ranging from network planning, design, installation and implementation to maintenance and after-sales technical support to public telecommunications service providers and enterprise customers in selected vertical markets, such as cable TV operators, electricity bureaus and governments.

In addition to introducing innovative technologies from international vendors to customers in the PRC and Macau, the Group has also been focusing on the development of its own applications, providing a spectrum of networking solutions to customers - from public data networks to applications riding over the data infrastructure.

Since its establishment in 1992, Vodatel has built up its long-term relationships with its premium customers, including public telecommunications service providers, governments and enterprises in the PRC and Macau markets.





José Manuel dos Santos
Chairman

CHAIRMAN'S STATEMENT

How can I best present our financial year 2002/03? A year, where despite the difficult and challenging market environment, we continued to deliver consolidated net profit to our shareholders - the eighth consecutive year of profit making on record. A year where we have made demographic shifts to become a regional player in the growing markets in the Asia Pacific Region. A year where we have made decisive moves to invest in our self-developed applications to enhance our potential for continuous growth.

Financial Results

Challenged by the restructuring and shake-ups in the telecommunications industry, which affected our bottom-line, on behalf of the Board, I am delighted to report to our shareholders that we have once again delivered a year of profitable results. For the fiscal year ended 30th June 2003, we recorded turnover of HK$ 388.8 million with net profit of HK$10.6 million. We are pleased to deliver a positive return on equity for our shareholders with net assets standing at HK$0.55 per share.

We continued to maintain a strong balance sheet, with substantial working capital and a low debt level, which financially well positioned us to weather difficult market conditions and to allow us to aggressively, yet selectively, pursue business expansion and acquisition opportunities.

Dividend

The Board proposed a final dividend of 0.5 HK cent per share for the fiscal year ended 30th June 2003. Together with the interim dividend of 1.0 HK cent already declared and paid, total dividends per share for the fiscal year, match the level of the preceding fiscal year at 1.5 HK cents per share. We acknowledge that sharing the results of Vodatel with our shareholders is one way to show our appreciation to you for your long-term support for the Group.

The Board proposed a final dividend of 0.5 HK cent per share for the fiscal year ended 30th June 2003.

Adapting to Change

During the year, the telecommunications market in the PRC experienced dynamic and volatile changes as a result of the restructuring of the telecommunications industry. Coupled with the focus of the capital expenditure spending of our major customer, China Telecom, outside the business domain of the Group, our ability to anticipate and adapt to market changes has been put to the test. We are pleased that the combination of our market knowledge, local presence and technical expertise has sheltered us against material slippage. Although revenue and net profit for the fiscal year dipped, we were able to extend our geographical coverage to the provinces of Anhui and Heilongjiang, enabling Vodatel to set its footprints in 20 provinces, municipalities and autonomous regions in the PRC.


Heilongjiang
Anhui

We have continued to strengthen our most valuable asset - a premium customer installation base comprising reputable customers with strong purchasing power, such as telecommunications service providers, cable TV operators and governments.

Investing in Growth

Vodatel has continued to identify opportunities to excel and drive our growth. During the year, in addition to realigning our sales and marketing resources to penetrate into new customer groups in the PRC, we have also capitalized on our deep roots in Macau to tap the many opportunities driven by the e-government projects of the Macau SAR Government, the opening up of the gaming industry and the upcoming 2005 East Asian Games.

We have also made our first move into the Asia Pacific Region, participating in a consortium, comprising Portugal Telecom and the East Timor Government, to exclusively operate and provide telecommunications services to citizens of East Timor.

Furthermore, we have enriched our product offerings and raised our marketability with self-developed products such as our Document Imaging System, Document Management System and Operation Support System. Both the Document Imaging System and the Document Management System are products of MegaInfo, which is currently in the process of seeking a separate listing on the Growth Enterprise Market of the Hong Kong Stock Exchange.

We are excited about our new moves, which we expect to bring us a good deal of new business while creating a positive impact on our profitability.

Self-Developed Products

New Markets

New Customer Groups

Business Opportunities in Macau

Strategic Progression

Our goal is to continue achieving sufficient scale in our focused businesses where we choose to compete.
We expect to continue excelling in our growth through the pursuit of our business expansion, with selective acquisitions that are consistent with our objectives, strategic fit and financial returns. Going forward, our focus for growth will point to the following directions:



- To consolidate our core business through the addition of quality customer groups and new markets in the Asia Pacific Region to become a major regional player;
- To become the destination of choice for networking solutions by strengthening our product portfolio with innovative carrier-class solutions from international vendors and our own self-developed applications, offering a spectrum of solutions to our customers from data networks to value-added applications riding over the data infrastructure; and
- To make inroads into the voice domain to further diversify into the telecommunications arena.

Appreciation

Finally, both the Board and I would like to take this opportunity to thank all our employees for their efforts, which continue to critically contribute to the Group's performance. We would also like to extend our gratitude to our customers. Your trust in us is appreciated and we will reaffirm our commitment to providing you with outstanding services - whatever the project and wherever it is located. Finally, we would like to thank you, our shareholders, for your on-going support and confidence.

José Manuel dos Santos
Chairman
Hong Kong, 29th September 2003


MANAGEMENT
DISCUSSION &
ANALYSIS

REVIEW OF BUSINESS ACTIVITIES

Our Performance in the PRC

The restructuring of the telecommunications industry, increasing market competition and pressure on net margins were key factors that ascribed to a challenging year for telecommunications players. However, despite a very difficult year, attributable to our premium customer base, we continued to secure recurring business from telecommunications service providers for the upgrade and expansion of their data networks. Major upgrade and expansion projects awarded to us during the year included the HK$78.6 million contract from Guangdong China Telecom, the HK$23.7 million contract from Liaoning China Telecom, the HK$4.1 million contract from Jilin China Telecom and the HK$19.2 million contract from Henan China Telecom. With the winning of the HK$8.7 million contract from Anhui China Telecom and the HK$4.8 million contract from Heilongjiang China Telecom, not only have we successfully extended our geographical reach from 18 to 20 provinces, municipalities and autonomous regions, but also strengthened our market coverage in the eastern and northeastern regions of the PRC.

During the year, we realigned our resources to actively penetrate into selected customer groups, such as alternate carriers, cable TV operators and governments. Capitalizing on our technical capabilities and on-the-ground experience, we once again achieved encouraging results and successfully secured an aggregate of HK$11.0 million of contracts from new customers including Shanghai China Netcom, Guizhou Railcom, the Electricity Bureau of Yunnan, Shanxi CATV and the Educational Bureau of Anhui.


HEILONGJIANG
Changchun
JILIN
Shenyang
LIAONING
Beijing
TIANJIN
Tianjin
HEBEI
SHANXI
Jinan
NINGXIA
Zhengzhou
SHANDONG
Xian
HENAN
JIANGSU
Shanghai
TIBET
ANHUI
SHANGHAI
Hangzhou
Nanchang
ZHEJIAN
HUNAN
JIANGXI
Guiyang
Changsha
GUIZHOU
Guangzhou
GUANGXI
GUANGDONG
Zhuhai
Hong Kong
Macau
HAINAN
Head Office
Executive Office and Warehouse
Representative Office
Rep Office / Training Centre
24-hour Hotline Centre
Carrier Customers Installation Base
*over 100 telecommunications service providers
New Carrier Customers Installation Base

Macau – A Golden Opportunity

The Macau SAR Government's promotion of e-government, the opening up of the gaming industry and the upcoming 2005 East Asian Games have indisputably created robust activities in Macau. With a strong and established presence in Macau and technical competence, we have been actively pursuing these new business opportunities. In addition to being awarded the HK$6.4 million electronic government infrastructure integration solution contract from the Macau SAR Government, we have successfully secured a handful of contracts, including a HK$7.6 million contract from a major hotel to upgrade its voice, public address, access control, security, computer and networking systems and a HK$3.1 million contract from a gaming operator to design, supply and install a structural cabling system at one of its prime sites.

Progression in the Asia Pacific Region

In addition to putting strong focus on Macau, we have also taken steps to become a market player in the Asia Pacific Region. During the year, we successfully penetrated into the Hong Kong market and took an 10.9% equity interest in a consortium, including Portugal Telecom and the East Timor Government as key partners, to exclusively operate and provide telecommunications services, ranging from fixed-line to mobile services, to citizens of East Timor.

We have also been actively seeking opportunities in selected countries in the Asia Pacific Region. Vietnam and Malaysia are currently the countries that we are exploring into.


Vietnam
East Timor



Expanding Our Products Portfolio

We continued to identify innovative and value-added products from international vendors that fit the needs of our customers and our markets. In addition to represent products based on DDN, Frame Relay, ATM and broadband IP technologies, we have also taken up products based on the technology of MSTP. MSTP is a bandwidth management solution that provides aggregation, grooming and business services in metro/regional networks, allowing telecommunications service providers to realize the full potential of their networks and reduce network operating and life-cycle costs.


MSTP
02/03
Broadband IP
00/01
Frame Relay/ATM
97/98
DDN
92/93
VodaImage
99/00
VodaMax
01/02
OSS
02/03
Fiscal Year
02/03
01/02
Networking Products
Self-Developed Products

Investing in Our Own Products

Our goal is to become the destination of choice for networking solutions. Therefore, we continued to enrich our product portfolio with the Group's self-developed products, such as VodaImage and VodaMax, both of which are image processing solutions that allow the capture of document images and images in motion respectively. In addition to the deployment of VodaImage by Guangdong China Mobile, we have successfully promoted and sold VodaImage to various customers in Macau, including a hospital and the Macau SAR Government. In June 2003, we have been awarded the HK$6.4 million electronic government infrastructure integration solution contract from the Macau SAR Government, with VodaImage being deployed to facilitate information flow and enhance operational efficiencies and service delivery to the public.

We have also formed a partnership in Shanghai to engage in the research, design, development, integration, marketing and sales of OSS. OSS will allow telecommunications service providers to better manage their data networks, monitor service levels offered to customers and improve customer-relations management system, billing functionality and basic provisioning. The development of OSS has been completed and in September 2003, we have successfully promoted and secured our first contract from Guangdong China Telecom to implement OSS.

REVIEW OF OPERATING RESULTS

Turnover and Profitability

Attributable to the restructuring of the telecommunications industry and the shift of capital expenditures of our major customer, China Telecom, outside the domain of the Group, turnover of the Group amounted to HK$388.8 million for the financial year ended 30th June, 2003, representing a decrease of 35.3% over the preceding year. Turnover from project sales, which involved the design and implementation of data networking systems and the provision of related engineering services, and trading sales amounted to HK$321.5 million and HK$67.3 million respectively.

As a result of increasing market competition, which put pressure on net margins, gross margin of project sales decreased from 24.6% to 20.6%. Although gross margin of trading sales leveled at approximately 31%, overall gross margin declined from the preceding year of 25.3% to 22.3%.

While selling expenses decreased in line with lower turnover from HK$13.5 million to HK$8.8 million, attributable to the Group's cost structure, which comprised primarily of staff costs and operating expenses to support our offices in the PRC, administrative expenses declined slightly from HK$72.6 million to HK$68.1 million. Lower turnover and gross margins resulted in net profit for the year decreasing from HK$57.0 million to HK$10.6 million. Shareholders' funds reached HK$340.5 million with net assets of HK$0.55 per share.


Turnover by Markets
(HK$ Million)
PRC 334.6
Macau and Hong Kong 54.2
Turnover by Business Segments
(HK$ Million)
Project 321.5
Trading 67.3
Shareholders' Funds
(HK$ Million)
35.8
50.0
244.7
292.8
329.0
340.5
'98
'99
'00
'01
'02
'03
Fiscal Year ended June 30



Capital Structure, Liquidity and Financial Resources

The Group continued to maintain a healthy financial and capital structure with minimal bank borrowings. During the year, we exercised our option to convert US$1.5 million of the convertible bonds issued to Riverstone into listed shares of Vodatel at an exercise price of HK$2.00 by creating 5,835,000 new shares of Vodatel and retired US$0.75 million of the convertible bonds. As at 30th June 2003, outstanding debt on our books included US$1.25 million (HK$9.7 million) of the 1.90875% convertible bonds issued to Riverstone, maturing on 28th February 2004, and RMB10.0 million of short-term loans raised to facilitate the operating activities of our subsidiary in the PRC. The gearing ratio (total borrowings / shareholders' funds) of the Group stood at a comfortable level of 5.6%.

The Group continued to maintain strong liquidity position with cash and bank deposits amounted to HK$163.6 million, translating to cash of HK$0.27 per share. Cash from settlement of receivables have been offset by payments made against payables and inventories, with the increase of inventory level to support approximately HK$70.0 million of confirmed orders.

Employees' Information

As at 30th June 2003, the Group had 229 employees of which 41, 15 and 173 employees were based in Macau, Hong Kong and the PRC respectively. Employee costs, excluding Directors' emoluments, totaled HK$19.0 million. At the Group's discretion, employees may receive bonuses based on their performance.

During the year, the Group cancelled its old share option scheme and all options previously granted under the old scheme. A new share option scheme has been adopted and 17,138,000 share options under the new scheme have been issued to directors, executives and employees of the Group.


PRC 173 Employees
Macau 41 Employees
Hong Kong 15 Employees




VODATEL

Mr. KUAN Kin Man
Ms. Monica Maria NUNES
Mr. José Manuel dos SANTOS
Mr. LO King Chiu, Charles
Mr. CHUI Sai Cheong
Mr. YIM Hong
(from left to right)

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. José Manuel dos SANTOS, aged 55, is the founder of the Group and the Chairman of the Company. He has over 30 years' experience in the telecommunications industry in the Asia Pacific region. He served in a senior position at Direcção dos Serviços de Correios e Telecomunicações, the telecommunications authority of Macau, prior to the founding of Zetronic and subsequently the Group.

Mr. YIM Hong, aged 45, is the Managing Director of the Group in charge of overall operations. He graduated from the University of London, the United Kingdom with a Bachelor of Science degree. With more than 20 years' experience in the IT industry, he joined the Group in 1998. Prior to joining the Group, Mr. Yim was the Area Business Director at Newbridge and the Country Manager at 3Com Corporation.

Mr. KUAN Kin Man, aged 38, is a Director and the General Manager of the Group in charge of sales and marketing. In 1985, he joined Zetronic as an engineer and was transferred into marketing later. With the establishment of the Group in 1992, Mr. Kuan joined the Group in the same year to assume the role of sales manager and was promoted to general manager in 1994.

Ms. Monica Maria NUNES, aged 34, is a Director and the Financial Controller of the Group. She graduated from the University of Calgary, Canada with a Bachelor of Commerce degree. She joined the Group in 1999 and has over 10 years of accounting and banking experience. She holds a Certified Management Accountant Designation from the Society of Management Accountants of Alberta, Canada.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. CHUI Sai Cheong, aged 49, was appointed as an independent non-executive Director on 14th December 1999. Mr. Chui is a Certified Public Auditor in Macau and Civil Constructor by profession with a Master degree in Business Administration from Chaminade University of Hawaii, U.S.A. Mr. Chui is a member of several key governmental committees including the National Committee of the Chinese People's Political Consultative Conference, the Legislative Assembly of Macau Special Administrative Region ("SAR"), the Preparatory Committee of Macau SAR and the Selection Committee for the First Government of the Macau SAR. Mr. Chui holds several prominent positions in professional bodies including the Macau Chamber of Commerce (Vice President of Board of Director), the Macau Management Association (President), and the Association of Economic Sciences of Macau (President).

Mr. LO King Chiu, Charles, aged 59, was appointed as an independent non-executive Director on 14th December 1999. Mr. Lo, holds a Bachelor's degree of Arts and major in Economics from Lake Forest University, U.S.A. in 1967. Mr. Lo is a Committee Member of the Chinese People Political Consultative Conference, Jiangxi Province. He is the Special Advisor to President (Asia) of the University of Victoria in Canada and is a consultant on public relations for British American Tobacco Plc in Macau. Mr. Lo is also the founder of the Macau Junior Chamber of Commerce and Past President of the Rotary Club in Macau.

SENIOR MANAGEMENT (By alphabetical order)

Mr. CHAN Chi Pio, aged 34, is the Technical Support Manager of the Group. He joined the Group in 1992 after having graduated from Fujian Hua Qiao University with a Bachelor of Science degree in the same year.

Mr. HO Wai Sam, Paul, aged 41, is the Director of Technical Services of the Group. He graduated from Asia International Open University (Macau) with an MBA degree. Mr. Ho had worked in Companhia de Telecomunicações de Macau for 18 years and was Head of Transport Network covering the international and national engineering such as optical fibre, SDH and PDH transmission, submarine cable, microwave and satellite earth station. He joined the Group in 2000.

Mr. KUOK Cheong Weng, aged 55, is the Regional Business Director of the Group. He graduated from the Chinese University of Hong Kong with a Bachelor of Science degree. Prior to joining the Group, Mr. Kuok was Managing Director of Mastermind Zhuhai Ltd. and Heng Va Company which are companies engaged in consultancy business. He joined the Group in 1998.

Mr. MOK Chi Va, Andy, aged 38, is the Business Development Manager of the Group. He graduated from the University of Macau and Macau Management Association with a Diploma in Business Administration and from the West Coast Institute of Management and Technology in Australia with a Master Degree in Business Administration – International Business. He joined the Group in 2000 and in January 2003, he was appointed as an executive director and marketing director of MegaInfo, a subsidiary of the Company.

Mr. NG Ka Leung, aged 34, is the Technical Support Manager of the Group. He graduated from the University of Macau with a Bachelor of Science degree in 1994. Mr. Ng has been with the Group since 1995.

Mr. PONG Chi Wai, aged 39, is the Regional Business Director of the Group. He graduated from University of Macau with a Bachelor of Science degree. He joined the Group in 1994. Mr. Pong was a sales executive at a business systems firm before joining the Group.

Mr. RAO Hui, aged 32, is the Regional Business Director of the Group. Mr. Rao graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1993. Mr. Rao was a university lecturer before joining the Group.

Mr. SI I Hong, aged 35, is the Senior Regional Business Director of the Group. He graduated from University of Macau with a Bachelor of Science degree. He joined the Group in 1994. Mr. Si had working experience in banking and hotel industries before joining the Group.

Mr. TSUI Wai Ming Maurice, aged 43, is the Country Director of the Group responsible for managing the sales operation in the PRC. He graduated from the Imperial College of Science and Technology in London, U.K. with a Bachelor of Science degree in aeronautical engineering and a Master of Science degree in structural mechanics. Prior to his joining the Group in May 2003, he was the Director of Business Development and Product Support of Alcatel China Investment Co. Ltd.

Mr. WANG Hai Tao, aged 32, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1994. Mr. Wang was an engineer at China Telecom before joining the Group.

Mr. WANG Qing, aged 33, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree in 1992. He joined the Group in 1994. Mr. Wang was an engineer at a telecommunications equipment firm before joining the Group.

Mr. WONG Chi Ping, aged 54, is the Business Development Director of the Group. Mr. Wong has over 20 years of experience in the audio and electronic industries in PRC, Macau and Hong Kong. Prior to his joining the Group in 1999, Mr. Wong worked for Zetronic for more than 10 years responsible for the operation and marketing of voice telecommunications business.

Mr. WONG Wai Kan, aged 39, is the Senior Regional Business Director of the Group. He graduated from the Guangzhou Jinan University with a Bachelor of Science degree. He has been with the Group since 1993. Mr. Wong worked in the fields of purchasing and banking before joining the Group.

Mr. ZENG Qing Shi, aged 33, is the Regional Business Manager of the Group. He graduated from Nanjing University of Posts and Telecommunications with a Bachelor of Science degree. He joined the Group in 1994. Mr. Zeng was an engineer at a factory under the Ministry of Aerospace before joining the Group.

Dr. ZHONG Min, aged 41, is the Regional Business Manager for the Group. He obtained his Bachelor of Science degree, Master of Science degree and Ph.D. from South Metallurgy College, Chongqing University and Tsinghua University respectively. He joined the group in 1998. Dr. Zhong was a university vice-professor and worked in Macau as the Corporate Representative and General Manager for a Tsinghua company headquartered in Macau.



REPORT OF THE DIRECTORS

The directors submit their report together with the audited accounts for the year ended 30th June 2003.

Principal activity and geographical analysis of operations

The principal activity of the Company is investment holding. The activities of the subsidiaries are set out in note 14 to the accounts.

An analysis of the Group's turnover and contribution to operating profit for the year by business and geographical segment is set out in note 2 to the accounts.

Results and appropriations

The results of the Group for the year are set out in the consolidated profit and loss account on page 32.

The details of dividends proposed and/or paid during the year are set out in note 7 to the accounts.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 23 to the accounts.

Donations

Charitable and other donations made by the Group during the year amounted to HK$60,000.

Fixed assets

Details of the movements in fixed assets of the Group are set out in note 13 to the accounts.

Share capital

Details of the movements in share capital of the Company are set out in note 22 to the accounts.

Convertible bonds

Details of the convertible bonds issued by the Group during the year are set out in note 21 to the accounts.

Distributable reserves

Distributable reserves of the Company at 30th June 2003, calculated under the Companies Act 1981 of Bermuda (as amended), amounted to HK$89,920,000 (2002: HK$86,765,000).

Five year financial summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 80.

Purchase, sale or redemption of shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Directors

The directors during the year were:

Mr. José Manuel dos Santos
Mr. Yim Hong
Mr. Kuan Kin Man
Ms. Monica Maria Nunes
* Mr. Chui Sai Cheong
* Mr. Lo King Chiu, Charles

* Independent non-executive directors

In accordance with Article 87 of the Company's bye-laws, Mr. Lo King Chiu, Charles retires at the forthcoming annual general meeting but, being eligible, offers himself for re-election.

Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles, are independent non-executive directors and were appointed for a two and a half-year term expiring on 13th December 2004.



Directors' service contracts

Each of the executive directors has entered into a service agreement with the Company for a term of eighteen months commencing from 12th August 2002. The service agreements shall continue thereafter until terminated by either party giving to the other at least six months' notice in writing.

The annual salary of each executive director is subject to periodic review. Each executive director shall abstain from voting and not be counted in the quorum in respect of any resolution regarding the amount payable to such director in respect of his/her appointment as a director.

Each of the executive directors is entitled to a discretionary bonus calculated as a percentage of the audited consolidated profit of the Group after taxation and minority interest but before extraordinary items of the Group and before such bonuses, which percentage shall be determined by the board of directors of the Company, but in any event, the aggregate amount payable each financial year to all executive directors shall not exceed 10% of such profit, or such highter percentage as approved by shareholders of the Company.

Save as disclosed herein, there are no existing or proposed service contracts between any member of the Group and any of the directors.

Biographical details of directors and senior management

Brief biographical details of directors and senior management are set out on pages 14 to 18.



Directors' interests in contracts

The details of the directors' interests in contracts are set out as follows:

(a) During the year, Mr. José Manuel dos Santos and a subsidiary of the Company had 46% and 54% interests in Guangzhou Vodatel Development Limited ("GVDL"), an indirectly-held subsidiary of the Company. GVDL and Vodatel Networks Limited ("VNL"), a subsidiary of the Company entered into a business development contract on 10th February 2000 pursuant to which VNL agreed to appoint GVDL as an agent for developing its business in the People's Republic of China excluding Macau and Hong Kong (the "PRC") and GVDL agreed to introduce third-party purchasers in the PRC to VNL for a term of three years commencing from the date of execution of such contract. Pursuant to the contract, VNL shall pay GVDL a business development fee which is equivalent to the sum of the expenses incurred by GVDL for performing the contract and 2% of such expenses. Further, under the same contract, VNL will enter into sale and purchase agreements with third-party purchasers directly and GVDL will assist VNL to collect the sale proceeds (if requested) from those third-party purchasers and will also provide after-sale services to such third-party purchasers on behalf of VNL. On 9th February 2003, the contract expired and was renewed unitl 9th August 2004.

On 2nd June 2003, the 46% interests in GVDL held by Mr. José Manuel dos Santos were disposed of to an independent third party for a consideration of RMB1.38 million (equivalent to approximately HK$1.29 million).

(b) There are sales transactions conducted between a subsidiary of the Company and Zetronic Comunicações Lda, the interest of which is held as to 99% by Mr. José Manuel dos Santos and 1% by the spouse of Mr. José Manuel dos Santos, which are in the opinion of the directors carried out in the ordinary course of business and on normal commercial terms.

(c) The Group leased its Macau office premise from Mr. José Manuel dos Santos at a monthly rental of approximately HK$5,000 commencing from 1st October 1999 up to 2nd Angust 2002 and HK$38,000 commencing from 16th September 2002. In addition, the Group also leased its Guangzhou office premise from Mr. José Manuel dos Santos at a monthly rental of approximately HK$26,000 commencing from 1st February 2002.

The directors are of the opinion that the transactions as described in (a) to (c) above, have been entered into and carried out in the ordinary and usual course of business of the Group on an arm's length basis, on normal commercial terms, are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Save as disclosed herein, no contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Connected transactions

Save as disclosed in the section headed "Directors' interests in contracts", the details of other connected transactions are set out as follows:

Certain subsidiaries of the Company have made advances to an associated company, Vodatel Crossland Technology Holdings Limited ("VCT"), to finance the working capital requirement of VCT. At 30th June 2003, the amount due from VCT to the Group was HK$3,164,159. The other shareholder of VCT, a third party, has also advanced to VCT an amount exceeding the proportion of its share of equity interest in VCT as at 30th June 2003.

Directors' interests in equity or debt securities

At 30th June 2003, the interests of the directors in the shares and underlying shares, all of which are long positions, of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company under section 352 of the SFO or as notified to the Company were as follows:

	Number of ordinary shares / underlying shares held			
	Personal interests	Corporate interests	Total	Percentage of shareholding
Mr. José Manuel dos Santos	600,000 (note (a))	293,388,000 (note (e))	293,988,000	48%
Mr. Yim Hong	8,257,500 (note (b))	—	8,257,500	1%
Mr. Kuan Kin Man	13,162,500 (note (c))	—	13,162,500	2%
Ms. Monica Maria Nunes	3,352,500 (note (d))	—	3,352,500	1%

Notes:

(a) The personal interest of Mr. José Manuel dos Santos comprises 600,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Shares Options". The aforesaid interest is held by Mr. José Manuel dos Santos as beneficial owner.

(b) The personal interest of Mr. Yim Hong comprises 7,357,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Yim Hong as beneficial owner.

(c) The personal interest of Mr. Kuan Kin Man comprises 12,262,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section "Share Options". The aforesaid interest is held by Mr. Kuan Kin Man as beneficial owner.

(d) The personal interest of Ms. Monica Maria Nunes comprises 2,452,500 shares and 900,000 underlying shares in respect of share options granted by the Company to her, the details of which are stated in the section "Share Options". The aforesaid interest is held by Ms. Monica Maria Nunes as beneficial owner.

(e) These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Directors' interests in equity or debt securities (Continued)

Save as disclosed above, no directors, chief executive or their associates had any interest or short position in the shares or underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

Substantial shareholders' interests and short positions in the shares, underlying shares of the Company

At 30th June 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholder's interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Number of ordinary shares	Percentage of shareholding
Eve Resources Limited	293,388,000	47.8%

The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, whose interests in the shares of the company are disclosed in the section headed "Directors' interests in equity or debt securities".

Save as disclosed above, at 30th June 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had not been notified of any substantial shareholders' interests and short positions, being 5% or more of the Company's issued share capital, other than those of the directors and chief executives as disclosed in the section headed "Directors' interests in equity or debt security.

Share options

On 26th September 2001, The Stock Exchange of Hong Kong Limited ("SEHK") announced certain amendments to Chapter 23 (share option scheme) of Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules"), which became effective on 1st October 2001. Under the transitional arrangements stipulated in the amended Chapter 23 of the Listing Rules, options already granted before 1st October 2001 are not affected by the amended rules and the Company may have to alter the terms of the existing share option scheme, or adopt a new share option scheme before further options could be granted. In order to comply with the amendments to the Listing Rules and the announcement of SEHK, the Company terminated the old scheme and adopted a new share option scheme (the "Scheme") at a Special General Meeting held on 5th November 2002.



Share options (Continued)

On 30th June 2003, 17,178,000 share options under the old scheme were cancelled and 17,138,000 share options were granted under the Scheme to directors, executives and employees of the Company. Details of the Scheme are as follows:

(a) Purpose

The Scheme is designed to give executive directors and senior employees holding an executive managerial or supervisory position in the Company or any of its subsidiaries an equity interest in the Company in order to enhance long-term shareholder value. The granting of options will also help the Company to attract and motivate individuals with experience and ability and to reward individuals for past and future performance.

(b) Qualifying participants

Any full-time employee including any executive director of the Company and its subsidiaries.

(c) Maximum number of shares

The total number of shares available for issue under the Scheme as at 30th June 2003 is 61,381,900, representing 10% of the issued share capital of the Company as at 30th June 2003.

(d) Maximum entitlement of each qualified participant

No option may be granted to any qualified participant which, if exercised in full, would result in the total number of shares already issued and issuable to him/her under the Scheme exceeding 30% of the aggregate number of shares for the time being issued and issuable under the Scheme.

(e) Options exercisable period

Options may be exercised in a period of 3 years commencing on the date on which the option is granted and accepted by the grantee, and expiring on 4th November 2012, whichever is the earlier.

(f) Payment on acceptance of option

Pursuant to the Scheme, the grantee shall pay HK$1 to the Company by way of consideration for the grant.

(g) Basis of determining the exercise price

The exercise price shall be at least the higher of (i) the closing price of shares on the SEHK as stated in the SEHK'S daily quotation sheet on the date of which options are offered ("Offer Date") and (ii) the average closing price of the shares as stated in the SEHK'S daily quotation sheets for the 5 business days immediately preceding the Offer Date.

Share options (Continued)

(h) Remaining life of the Scheme

The Scheme will remain valid until 4th November 2012.

Details of the share options outstanding as at 30th June 2003 which have been granted under the Scheme are as follows:

Name or category of participant	Options held at 1st July 2002	Options granted during the year	Options lapsed during the year	Options cancelled during the year	Options held at 30th June 2003	Exercise price HK$	Grant date	Exercisable from	Exercisable until
Directors									
Mr. José Manuel	290,000	–	–	(290,000)	–	1.19	16th August 2000	16th February 2001	15th February 2004
dos Santos	522,000	–	–	(522,000)	–	0.79	1st August 2001	1st February 2002	31st January 2005
	–	600,000	–	–	600,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Mr. Yim Hong	290,000	–	–	(290,000)	–	1.19	16th August 2000	16th February 2001	15th February 2004
	522,000	–	–	(522,000)	–	0.79	1st August 2001	1st February 2002	31st January 2005
	–	900,000	–	–	900,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Mr. Kuan Kin Man	290,000	–	–	(290,000)	–	1.19	16th August 2000	16th February 2001	15th February 2004
	522,000	–	–	(522,000)	–	0.79	1st August 2001	1st February 2002	31st January 2005
	–	900,000	–	–	900,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Ms. Monica Maria Nunes	290,000	–	–	(290,000)	–	1.19	16th August 2000	16th February 2001	15th February 2004
	522,000	–	–	(522,000)	–	0.79	1st August 2001	1st February 2002	31st January 2005
	–	900,000	–	–	900,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Sub-total for directors	3,248,000	3,300,000	–	(3,248,000)	3,300,000				
Continuous contract	4,466,000	–	(514,000)	(3,952,000)	–	1.19	16th August 2000	16th February 2001	15th February 2004
employees	11,378,000	–	(1,400,000)	(9,978,000)	–	0.79	1st August 2001	1st February 2002	31st January 2005
	–	13,838,000	–	–	13,838,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Sub-total for continuous contract employees	15,844,000	13,838,000	(1,914,000)	(13,930,000)	13,838,000				
Total	19,092,000	17,138,000	(1,914,000)	(17,178,000)	17,138,000				

Note:

(i) At the date before the options of exercise price of HK$0.42 were granted, which was 27th June 2003, the market value per share was HK$0.41.

Share options (Continued)

In assessing the value of the share options granted during the year ended 30th June 2003, the Black-Scholes option pricing model (the "Black-Scholes Model") has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 23 of the GEM Listing Rules. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the year to directors, chief executives and other employees, the following variables have been applied to the Black-Scholes Model:

Variable	Measurement Date 30th June 2003
Expected life	3 years
Risk-free rate	1.83%
Expected volatility	68.21%
Expected dividend yield	3.61%

The above variables were determined as follows:

(a) The expected life is estimated to be 3 years from the date of grant (the "Measurement Date").

(b) The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(c) The expected volatility represents the standard deviation of the daily closing share prices of the Company for the last twelve months from the Measurement Date.

(d) The expected dividend yield is based on the dividend declared most recently expressed as a percentage of the share price.

Share options (Continued)

Using the Black-Scholes Model in assessing the value of share options granted during the year, the options would have an aggregate value of approximately HK$2,913,460 represented as follows:

Directors, chief executives and other employees	Date of issue	Number of share options granted during the year	Estimated value per option HK$	Estimated value of options granted during the year HK$
Mr. José Manuel dos Santos	30th June 2003	600,000	0.17	102,000
Mr. Yim Hong	30th June 2003	900,000	0.17	153,000
Mr. Kuan Kin Man	30th June 2003	900,000	0.17	153,000
Ms. Monica Maria Nunes	30th June 2003	900,000	0.17	153,000
Other employees	30th June 2003	13,838,000	0.17	2,352,460
			Total	2,913,460

In assessing the aggregate value of the share options, no adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the year. The share options granted will be recognised in the balance sheet at the time when the share options are exercised. Share capital will be credited at par for each share issued upon the exercise of share options, with share premium credited at the excess of net proceeds received over total share capital credited.

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted during the year. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

Management contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Major customers and suppliers

The percentages of purchases and sales for the year attributable to the Group's major suppliers and customers are as follows:

Purchases	
- the largest supplier	64%
- five largest suppliers combined	93%
Sales	
- the largest customer	21%
- five largest customers combined	49%

None of the directors, their associates or any shareholders (which to the knowledge of the directors owns more than 5% of the Company's share capital) had an interest in the major suppliers or customers noted above.

Bank loans, convertible bonds and other borrowings

An analysis of bank loans at 30th June 2003 is set out in management discussion and analysis. Details of convertible bonds are set out in note 21 to the accounts.

Apart from the above, the Group has no other borrowings at 30th June 2003.

Directors' interest in competing business

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the business of the Group.

Board practices and procedures

The Company has complied with the Board Practices and Procedures as set out in rules 5.28 to 5.39 to the GEM Listing Rules.

Audit committee

The written terms of reference which describe the authority and duties of the audit committee were prepared and adopted with reference to "A Guide for the Formation of an Audit Committee" published by the Hong Kong Society of Accountants.

The principal activities of the audit committee includes the review and supervision of the Group's financial reporting process and internal controls. The audit committee comprises two independent non-executive directors, namely Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles and an executive director, Mr. José Manuel dos Santos. Two meetings were held during the current financial year.

Auditors

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

José Manuel dos Santos
Chairman

Hong Kong, 22nd September 2003



AUDITORS' REPORT TO THE SHAREHOLDERS OF VODATEL NETWORKS HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts set out on pages 32 to 79 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The directors of the Company are responsible to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30th June 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 22nd September 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30th June 2003

	Note	**2003 HK$'000**	2002 HK$'000
Turnover	2	**388,794**	601,108
Cost of sales		**(301,986)**	(448,860)
Gross profit		**86,808**	152,248
Other revenues	2	**5,886**	4,237
Selling expenses		**(8,773)**	(13,539)
Administrative expenses		**(68,108)**	(72,585)
Operating profit	3	**15,813**	70,361
Finance cost	4	**(635)**	(173)
Share of losses of associated companies		**(2,488)**	(876)
Profit before taxation		**12,690**	69,312
Taxation	5	**(2,658)**	(10,557)
Profit after taxation		**10,032**	58,755
Minority interests		**562**	(1,763)
Profit attributable to shareholders	6	**10,594**	56,992
Dividends	7	**9,207**	9,120
Basic earnings per share	8	**1.74 cents**	9.37 cents
Fully diluted earnings per share	8	**1.74 cents**	9.33 cents



CONSOLIDATED BALANCE SHEET

As at 30th June 2003

	Note	2003 HK$'000	2002 HK$'000
Intangible assets	12	**1,302**	—
Fixed assets	13	**6,666**	3,227
Investments in associated companies	15	**5,257**	6,591
Deposit on acquisition of subsidiaries	16	**8,227**	—
Non-trading securities	17	**11,668**	16,450
Current assets			
Inventories	18	**139,573**	110,812
Trade and bills receivables	19, 26	**138,048**	191,357
Other receivables, deposits and prepayments		**17,495**	10,478
Bank balances and cash		**163,586**	213,360
		458,702	526,007
Current liabilities			
Trade and bills payables	20	**49,139**	98,465
Other payables and accruals		**24,215**	43,651
Convertible bonds	21	**9,725**	17,505
Taxation payable		**52,728**	51,263
Short-term bank loans, unsecured		**9,346**	—
		145,153	210,884
Net current assets		**313,549**	315,123
Total assets less current liabilities		**346,669**	341,391
Financed by:			
Share capital	22	**61,382**	60,798
Reserves	23	**276,003**	265,198
Proposed dividends	23	**3,069**	3,040
Shareholders' funds		**340,454**	329,036
Minority interests		**6,215**	2,630
Convertible bonds	21	**—**	9,725
		346,669	341,391

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director



BALANCE SHEET

As at 30th June 2003

	Note	**2003 HK$'000**	2002 HK$'000
Investments in subsidiaries	14	**172,585**	213,927
Current assets			
Dividends receivable		**80,000**	55,000
Interest receivable		**70**	—
Bank balances and cash		**8,965**	733
		89,035	55,733
Current liabilities			
Other payables and accruals		**2,215**	7,575
Convertible bonds	21	**9,725**	17,505
		11,940	25,080
Net current assets		**77,095**	30,653
Total assets less current liabilities		**249,680**	244,580
Financed by:			
Share capital	22	**61,382**	60,798
Reserves	23	**185,229**	171,017
Proposed dividends	23	**3,069**	3,040
Shareholders' funds		**249,680**	234,855
Convertible bonds	21	**—**	9,725
		249,680	244,580

On behalf of the Board

José Manuel dos Santos
Director

Monica Maria Nunes
Director



For the year ended 30th June 2003

	Note	2003 HK$'000	2002 HK$'000
Cash outflow from operating activities	24(a)	**(37,153)**	(20,006)
Interest received		**1,851**	3,588
Interest paid		**(635)**	(173)
Dividends received from investments		**650**	649
Dividends paid		**(9,178)**	(18,240)
Taxation paid		**(1,195)**	(1,326)
Net cash outflow from operating activities		**(45,660)**	(35,508)
Cash flows from investing activities			
Purchase of fixed assets		**(5,767)**	(1,687)
Purchase of a subsidiary, net of cash acquired	24(b), 24(c)	**2,200**	—
Purchase of additional interest in a subsidiary		**(216)**	—
Purchase of non-trading securities		**(4,732)**	(4,056)
Sale of non-trading securities		**9,117**	—
Deposit on acquisition of subsidiaries		**(8,227)**	—
Net cash outflow from investing activities		**(7,625)**	(5,743)
Cash flows from financing activities			
Decrease in time deposits pledged for banking facilities		**—**	2,137
Inception/(repayment) of a bank loan		**9,346**	(204)
(Redemption)/proceeds from issuance of convertible bonds		**(5,835)**	27,230
Net cash inflow from financing		**3,511**	29,163
Decrease in cash and cash equivalents		**(49,774)**	(12,088)
Cash and cash equivalents at the beginning of the year		**213,360**	225,448
Cash and cash equivalents at the end of the year		**163,586**	213,360
Analysis of balances of cash and cash equivalents			
Bank balances and cash		**163,586**	213,360



STATEMENT OF CHANGES IN EQUITY

For the year ended 30th June 2003

	Group	
	2003	2002
	HK$'000	HK$'000
Total equity balance at the beginning of the year (as previously reported)	**329,036**	280,651
Effect of adopting SSAP 9 (revised)	**—**	12,160
Total equity balance at the beginning of the year (restated for 2002)	**329,036**	292,811
Issue of shares	**584**	—
Share premium on issuance of shares	**11,086**	—
Surplus/(deficit) on revaluation of non-trading securities	**114**	(2,517)
Reserve transferred to profit and loss account upon disposal of a non-trading security	**(1,900)**	—
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	**118**	(10)
Net gains and losses not recognised in the consolidated profit and loss account	**10,002**	(2,527)
	339,038	290,284
Profit attributable to shareholders	**10,594**	56,992
2000/2001 Final dividends paid	**—**	(12,160)
2001/2002 Interim dividends paid	**—**	(6,080)
2001/2002 Final dividends paid	**(3,040)**	—
2002/2003 Interim dividends paid	**(6,138)**	—
Total equity balance at the end of the year	**340,454**	329,036



For the year ended 30th June 2003

	Company	
	2003	2002
	HK$'000	HK$'000
Total equity balance at the beginning of the year (as previously reported)	**234,855**	224,943
Effect of adopting SSAP 9 (revised)	**—**	12,160
Total equity balance at the beginning of the year (restated for 2002)	**234,855**	237,103
Issue of shares	**584**	—
Share premium on issuance of shares	**11,086**	—
Net gains not recognised in the profit and loss account	**11,670**	—
	246,525	237,103
Profit attributable to shareholders	**12,333**	15,992
2000/2001 Final dividends paid	**—**	(12,160)
2001/2002 Interim dividends paid	**—**	(6,080)
2001/2002 Final dividends paid	**(3,040)**	—
2002/2003 Interim dividends paid	**(6,138)**	—
Total equity balance at the end of the year	**249,680**	234,855



1 Principal accounting policies

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of preparation

(i) The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that non-trading securities are stated at fair value.

(ii) In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") No. 34 (revised) "Employee benefits" issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002. The adoption of SSAP No. 34 (revised) had no material impact on the preparation of the accounts.

(b) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 30th June. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and also any related exchange reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.



1 Principal accounting policies (Continued)

(b) Consolidation (Continued)

The merger reserve of the Group includes the difference between the nominal value of the share capital of subsidiaries acquired and the nominal value of the shares issued by the Company in exchange thereof, and also any existing balance on the share premium account of the subsidiaries.

(c) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies and goodwill (net of accumulated amortisation) on acquisition.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(d) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary and associated company at the date of acquisition.

Goodwill on acquisitions on or after 1st July 2002 is included in intangible assets and is amortised using the straight-line method over its estimated useful life but not exceeding 20 years.

Goodwill on acquisitions that occurred prior to 1st July 2002 was eliminated against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.



1 Principal accounting policies (Continued)

(e) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Fixed assets are depreciated at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold improvements	20%
Furniture, fixtures and equipment	20% - 50%
Motor vehicles	20%
Demonstration equipment	33⅓%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired.

If any such indication exists, the recoverable amount of the asset is estimated and, where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.



1 Principal accounting policies (Continued)

(g) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value at the balance sheet date. Changes in the fair value of individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amount of the relevant security, together with any surplus/deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

When there is objective evidence that individual investments are impaired, the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises invoiced cost of inventories. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks and bank overdrafts.

(k) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.



1 Principal accounting policies (Continued)

(l) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Pension obligations

The Group participates in defined contribution plans which are available to all qualified employees, the assets of which are held in separate trustee administered funds. The pension plans are funded by payments from employees and by the relevant group companies. Contributions to the schemes by the Group are charged to the profit and loss accounts as incurred.

(iii) Bonus

Provisions for bonus due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligations as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(m) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowable. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the accounts. The deferred tax effect of timing differences, computed under the liability method, is recognised in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.



1 Principal accounting policies (Continued)

(n) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(o) Revenue recognition

Revenue from the design, sale and implementation of data networking systems and the provision of related engineering services is recognised upon the satisfactory completion of installation, which generally coincides with the time when the systems are delivered to customers.

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed.

Interest income is recognised on a time proportion basis, taking account of the principal amounts outstanding and the interest rates applicable.

Commission income is recognised on an accruals basis.

Dividend income is recognised when the right to receive payment is established.

(p) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.



1 Principal accounting policies (Continued)

(q) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of inventories and operating receivables, and mainly exclude investments in associated companies and non-trading securities. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to non-trading securities, additions to fixed assets (Note 13), including net additions resulting from acquisitions through purchases of a subsidiary.

In respect of geographical segment reporting, sales are based on the region in which the works are carried out and services are delivered. Total assets and capital expenditure are where the customers are located.



2 Turnover, revenues and segment information

The Group is principally engaged in the design, sale and implementation of data networking systems and the provision of related engineering services and sale of goods. Revenues recognised during the year are as follows:

	Group	
	2003 **HK$'000**	2002 HK$'000
Turnover		
Design, sale and implementation of data networking systems and provision of related engineering services	**321,453**	521,582
Sale of goods	**67,341**	79,526
	388,794	601,108
Other revenues		
Dividend income	**650**	649
Interest income	**1,851**	3,588
Gain on disposal of a non-trading security	**2,717**	—
Commission income	**668**	—
	5,886	4,237
Total revenues	**394,680**	605,345



2 Turnover, revenues and segment information (Continued)

Primary reporting format - business segments

The Group is organised into two main business segments:

— Design, sale and implementation of data networking systems and provision of related engineering services

— Sale of goods

There are no sales or other transactions between the business segments.

	Design, sale and implementation of data networking systems and provision of related engineering services 2003 HK$'000	Sale of goods 2003 HK$'000	Group 2003 HK$'000
Turnover	321,453	67,341	388,794
Segment results	21,156	7,252	28,408
Unallocated income			5,886
Unallocated cost			(18,481)
Operating profit			15,813
Finance cost			(635)
Share of losses of associated companies			(2,488)
Profit before taxation			12,690
Taxation			(2,658)
Profit after taxation			10,032
Minority interests			562
Profit attributable to shareholders			10,594
Segment assets	239,530	38,091	277,621
Investments in associated companies			5,257
Unallocated assets			208,944
Total assets			491,822
Segment liabilities	27,705	21,434	49,139
Unallocated liabilities			102,229
Total liabilities			151,368
Unallocated capital expenditure			10,682
Unallocated depreciation			2,503
Unallocated impairment charge			2,168
Other non-cash expenses	8,921	1,315	10,236
Unallocated non-cash expenses			176



2 Turnover, revenues and segment information (Continued)

Primary reporting format - business segments (Continued)

	Design, sale and implementation of data networking systems and provision of related engineering services 2002 HK$'000	Sale of goods 2002 HK$'000	Group 2002 HK$'000
Turnover	521,582	79,526	601,108
Segment results	69,994	15,931	85,925
Unallocated income			4,237
Unallocated costs			(19,801)
Operating profit			70,361
Finance cost			(173)
Share of losses of associated companies			(876)
Profit before taxation			69,312
Taxation			(10,557)
Profit after taxation			58,755
Minority interests			(1,763)
Profit attributable to shareholders			56,992
Segment assets	275,777	26,392	302,169
Investments in associated companies			6,591
Unallocated assets			243,515
Total assets			552,275
Segment liabilities	86,733	11,732	98,465
Unallocated liabilities			124,774
Total liabilities			223,239
Unallocated capital expenditure			5,743
Unallocated depreciation			2,210
Unallocated impairment charge			1,674
Other non-cash expenses	117	26	143
Unallocated non-cash expenses			2,998

2 Turnover, revenues and segment information (Continued)

Secondary reporting format - geographical segment

The Group is engaged in the design, sale and implementation of data networking systems and the provision of related engineering services, and sales of goods in two main geographical areas, namely the People's Republic of China (the "PRC"), and Macau and Hong Kong. The PRC, for the purpose of these accounts, excludes Macau and Hong Kong.

There are no sales or other transactions between the geographical segments.

	Turnover 2003 HK$'000	Segment result 2003 HK$'000	Total assets 2003 HK$'000	Capital expenditure 2003 HK$'000
The PRC	334,641	27,863	155,854	—
Macau and Hong Kong	54,153	545	121,767	—
	388,794	28,408	277,621	—
Unallocated income		5,886		
Unallocated cost		(18,481)		
Operating profit		15,813		
Investments in associated companies			5,257	
Unallocated assets			208,944	
Total assets			491,822	
Unallocated capital expenditure				10,682



2 Turnover, revenues and segment information (Continued)

Secondary reporting format - geographical segment (Continued)

	Turnover 2002 HK$'000	Segment result 2002 HK$'000	Total assets 2002 HK$'000	Capital expenditure 2002 HK$'000
The PRC	541,906	81,300	113,402	—
Macau and Hong Kong	59,202	4,625	188,767	—
	601,108	85,925	302,169	—
Unallocated income		4,237		
Unallocated cost		(19,801)		
Operating profit		70,361		
Investments in associated companies			6,591	
Unallocated assets			243,515	
Total assets			552,275	
Unallocated capital expenditure				5,743



3 Operating profit

Operating profit is stated after crediting and charging the following:

	Group	
	2003 HK$'000	2002 HK$'000
Crediting		
Net exchange gain	**—**	1,654
Realised gain on disposal of a non-trading security	**2,717**	—
Charging		
Amortisation of goodwill	**145**	—
Auditors' remuneration	**1,217**	1,217
Cost of inventories sold	**272,614**	418,716
Depreciation of fixed assets	**2,503**	2,210
Directors' and senior management's emoluments (Note 9)	**8,233**	13,869
Impairment of goodwill	**840**	—
Impairment of a non-trading security	**1,328**	1,674
Loss on disposal of fixed assets	**8**	2
Net exchange loss	**224**	—
Operating leases in respect of land and buildings	**2,792**	2,674
Pension costs (defined contribution plans) and social security costs (Note 11)	**861**	653
Provision for advance to an associated company	**168**	2,996
Research and development costs	**116**	159
Staff costs (excluding directors' emoluments) (Note 10)	**18,977**	17,790
Write-down of inventories to net realisable value	**10,236**	141



4 Finance cost

	Group	
	2003 **HK$'000**	2002 HK$'000
Interest on convertible bonds	**635**	173

5 Taxation

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the year. Macau complementary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau. The PRC profits tax has been calculated at 33% on the estimated assessable profits of group companies operating in the PRC.

The amount of taxation charged to the consolidated profit and loss account represents:

	Group	
	2003 **HK$'000**	2002 HK$'000
Hong Kong profits tax	**—**	—
Macau complementary profits tax	**2,392**	10,274
PRC profits tax	**266**	283
	2,658	10,557

There was no material unprovided deferred taxation for the year (2002: Nil).

6 Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$12,333,000 (2002: HK$15,992,000).

7 Dividends

	2003 **HK$'000**	2002 HK$'000
Interim, paid for 2002/2003, of HK$0.01 (2001/2002: HK$0.01) per ordinary share	**6,138**	6,080
Final, proposed for 2002/2003, of HK$0.005 (2001/2002: HK$0.005) per ordinary share	**3,069**	3,040
	9,207	9,120

Note:

At a meeting held on 22nd September 2003 the directors declared a final dividend of HK$0.005 per ordinary share. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 30th June 2003.

8 Earnings per share

The calculation of basic earnings per share is based on the Group's profit attributable to shareholders of HK$10,594,000 (2002: HK$56,992,000) and the weighted average of shares 609,966,301 (2002: 607,984,000 shares) in issue during the year.

The calculation of fully diluted earnings per share is based on the Group's profit attributable to shareholders of HK$10,594,000 (2002: adjusted profit of HK$57,137,753) on the assumption that all share options outstanding had been converted (all convertible bonds have been excluded as having anti-dilutive effect) and the weighted average of 609,969,068 (2002: 612,211,940) shares issued and issuable. Last year's weighted average shares included all convertible bonds then in issue and all share options outstanding, except for share options having anti-dilutive effect, had been converted and last year's adjusted profit was adjusted for the saving of finance costs in respect of convertible bonds.

9 Directors' and senior management's emoluments

(a) Directors' emoluments

The aggregate amounts of emoluments paid and payable to directors of the Company during the year are as follows:

	2003 **HK$'000**	2002 HK$'000
Fees	**760**	819
Other emoluments		
— basic salaries and allowances	**6,449**	6,823
— bonuses	**1,000**	6,200
— pensions	**24**	27
	8,233	13,869

Directors' fees disclosed above include HK$240,000 (2002: HK$240,000) paid to independent non-executive directors.

The executive directors received individual emoluments for the year ended 30th June 2003 of approximately HK$4,133,000 (2002: HK$7,441,000), HK$1,994,000 (2002: HK$2,551,000), HK$1,081,000 (2002: HK$1,661,000), HK$785,000 (2002: HK$1,381,000) and HK$Nil (2002: HK$595,000) respectively.

No directors waived or agreed to waive any of their emoluments in respect of the years ended 30th June 2003 and 2002.

9 Directors' and senior management's emoluments (Continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four directors (2002: four) whose emoluments are reflected in the analysis presented above. For the year ended 30th June 2003, the emoluments payable to the remaining one (2002: one) individual who was not a director is as follows:

	2003 HK$'000	2002 HK$'000
Basic salaries, housing allowances, other allowances and benefits in kind	**558**	561
Bonuses and commissions	**515**	395
	1,073	956

The emoluments fell within the following bands:

	Number of individual	
Emolument bands	**2003**	2002
Nil - HK$1,000,000	**—**	1
HK$1,000,000 - HK$1,500,000	**1**	—
	1	1

During the year ended 30th June 2003, no emoluments have been paid by the Group to the directors or the five highest paid individuals as an inducement to join the Group, or as compensation for loss of office.

10 Staff costs

	2003 HK$'000	2002 HK$'000
Wages and salaries	**18,494**	17,790
Unutilised annual leave	**262**	—
Termination benefits	**221**	—
	18,977	17,790

11 Pension costs (defined contribution plans) and social security costs

With effect from 1st December 2000, a mandatory provident fund scheme has been set up for all the eligible employees of the Group in Hong Kong. The mandatory provident fund scheme is a defined contribution retirement scheme and the contributions to the fund by the Group and employees are calculated as a percentage of the employees' basic salaries.

The employees of the representative offices of the Group operating in the PRC participated in defined contribution retirement schemes in accordance with local government requirements. The contributions to the fund are calculated as a percentage of employees' basic salaries.

The Group contributes to a social security fund established by the Macau government for its employees in Macau.

As at 30th June 2003 and 30th June 2002, 73 and 75 employees respectively based in Macau had completed the required number of years of service under the Macau Employment Relationship Decree ("Decree") and are eligible for redundancy payments on termination of their employment. The Group is only liable to make such payments where the termination meets the required circumstances specified in the Decree. If the termination of all these employees meets the circumstances required by the Decree, the Group's maximum liabilities as at 30th June 2003 and 30th June 2002 in this regard would be approximately HK$10,211,000 and HK$9,987,000. No provision has been made for this amount in the accounts as the Group does not anticipate to terminate any employees in the foreseeable future.

12 Intangible assets

	Group	
Goodwill	**2003 HK$'000**	2002 HK$'000
Opening net book amount	**—**	—
Acquisition of a subsidiary (Note 24 (b))	**1,447**	—
Purchase of additional interest in a subsidiary	**280**	—
Acquisition of an associated company	**560**	—
Impairment charge	**(840)**	—
Amortisation charge	**(145)**	—
Closing net book amount	**1,302**	—
At 30 th June 2003		
Cost	**2,287**	—
Accumulated amortisation and impairment losses	**(985)**	—
Net book value	**1,302**	—



13 Fixed assets

	Group				
	Leasehold improvements HK$'000	Furniture, fixture and equipment HK$'000	Motor vehicles HK$'000	Demonstration equipment HK$'000	Total HK$'000
Cost					
At 1st July 2002	2,644	5,772	2,333	1,401	12,150
Additions	1,255	4,512	—	—	5,767
Acquisition of a subsidiary	—	299	—	—	299
Disposals	—	(130)	—	—	(130)
At 30th June 2003	3,899	10,453	2,333	1,401	18,086
Accumulated depreciation					
At 1st July 2002	2,146	4,631	786	1,360	8,923
Charge for the year	496	1,581	403	23	2,503
Acquisition of a subsidiary	—	116	—	—	116
Disposals	—	(122)	—	—	(122)
At 30th June 2003	2,642	6,206	1,189	1,383	11,420
Net book value					
At 30th June 2003	1,257	4,247	1,144	18	6,666
At 30th June 2002	498	1,141	1,547	41	3,227



14 Investments in subsidiaries - Company

	2003 **HK$'000**	2002 HK$'000
Investments, at cost (Note (a))	**73,918**	73,918
Amounts due from subsidiaries (Note (b))	**100,187**	141,517
Amount due to a subsidiary (Note (b))	**(1,520)**	(1,508)
	172,585	213,927

(a) The following is a list of the subsidiaries at 30th June 2003:

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/ registered capital	Interest held	
				Directly	Indirectly
Capital Instant Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	91%
Guangzhou Information Communication Co., Ltd. ("GZIC") (Note (i))	The PRC	Provision of internet related data services/ the PRC	RMB900,000	—	44% (Note (ii))
Guangzhou Thinker Vodatel Development Company Limited ("GZ Thinker") (Note (i), (iii))	The PRC	Research and development of wireless data communications and internet related products the PRC	US$1,505,000	—	60%
Guangzhou Vodatel Development Limited ("GVDL") (Note (i))	The PRC	Design, sale and implementation of data networking systems and the provision of related engineering services/ the PRC	RMB3,000,000	—	54%



14 Investments in subsidiaries - Company (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/ registered capital	Interest held	
				Directly	Indirectly
Mega Datatech Limited (Note (i))	Macau	Computer software and hardware integration/ Macau	MOP100,000	—	100%
MegaInfo China Holdings Limited	British Virgin Islands	Invetment holding/ the PRC	1,000 ordinary shares of US$1 each	—	100%
MegaInfo Holdings Limited	Bermuda	Investment holding/ Hong Kong	1,000,000 ordinary shares of HK$0.1 each	—	100%
MegaInfo Limited	British Virgin Islands	Investment holding and provision of digital image processing management solution/ Macau	820 ordinary shares of US$1 each	—	100%
MegaInfo Software Limited	British Virgin Islands	Owner of intellectual property rights/ Macau	1,000 ordinary shares of US$1 each	—	100%
MegaInfo Solutions Holdings Limited	British Virgin Islands	Owner of intellectual property rights/ the PRC	1,000 ordinary shares of US$1 each	—	100%
Tidestone Science and Technology (Hong Kong) Company Limited (Note (i))	Hong Kong	Investment holding/ Hong Kong	1,000 ordinary shares of HK$1 each	—	83%

14 Investments in subsidiaries - Company (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/ registered capital	Interest held	
				Directly	Indirectly
Tidestone Software (Shanghai) Corporation Limited (Note (i))	The PRC	Research and development of software and related software consultancy services/ the PRC	US$120,000	—	83%
Vodatel China Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel China Limited	British Virgin Islands	Investment holding/ the PRC	1,000 ordinary shares of US$1 each	—	100%
Vodatel Data Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Holdings Limited	British Virgin Islands	Investment holding and design, sale and implementation of data networking systems and the provision of related engineering services/ Macau	10,000 ordinary shares of US$1 each	100%	—
Vodatel Hong Kong Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Information Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel International Holdings Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%

14 Investments in subsidiaries - Company (Continued)

Name	Place of incorporation/ establishment	Principal activities and place of operations	Particulars of issued/ registered capital	Interest held	
				Directly	Indirectly
Vodatel Networks Limited	British Virgin Islands	Investment holding and provision of supporting services to Group companies/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Networks (H.K.) Limited	Hong Kong	Sale of data networking systems and provision of related engineering services/ Hong Kong	1,000 ordinary shares of HK$1 each	—	100%
Vodatel Software Limited	British Virgin Islands	Investment holding/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Systems (HK) Limited	British Virgin Islands	Provision of warehouse services/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%
Vodatel Systems Inc.	British Virgin Islands	Design, sale and implementation of data networking systems and the provision of related engineering services/ Macau	1,000 ordinary shares of US$1 each	—	100%
Vodatel Systems (Macau) Limited	British Virgin Islands	Dormant	1,000 ordinary shares of US$1 each	—	100%
Vodatel Technology Limited (Formerly known as Worldtown International Limited)	British Virgin Islands	Owner of intellectual property rights and trademarks/ Hong Kong	1,000 ordinary shares of US$1 each	—	100%

14 Investments in subsidiaries - Company (Continued)

Notes:

(i) PricewaterhouseCoopers, Hong Kong is not the statutory auditors of these companies. The aggregate net assets of these subsidiaries amounted to approximately 6% of the Group's net assets.

(ii) GVDL holds 81.82% interest directly in GZIC.

(iii) As at 30th June 2002, the Company had 49% indirect interest in GZ Thinker and GZ Thinker was classified as an associated company of the Group. During the year, the Company has acquired an additional 11% indirect interest in GZ Thinker for a cash consideration of approximately HK$1,846,000 and GZ Thinker has become a subsidiary of the Company after the acquisition. At the same time, further capital of HK$722,000 was injected in GZ Thinker.

(b) The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

15 Investments in associated companies

	Group	
	2003 **HK$'000**	2002 HK$'000
Share of net assets (Note (a))	**5,257**	4,023
Advances to associated companies (Note (b))	**3,164**	5,564
	8,421	9,587
Less: provision for advances to associated companies (Note (b))	**(3,164)**	(2,996)
	5,257	6,591
Unlisted shares, at cost	**37,283**	33,107



15 Investments in associated companies (Continued)

(a) The following is a list of the associated companies at 30th June 2003:

Name	Place of incorporation/ establishment and business	Principal activities	Particulars of issued/ registered capital	Interest held indirectly
Crossland Business Solution Limited	Hong Kong	Software production and provision of software consultancy services	100 ordinary shares of HK$1 each	40%
Oriental Skill Limited	Hong Kong	Provision of hardware consultancy services	10 ordinary shares of HK$1 each	40%
VcShare Online Limited	Hong Kong	Provision of software consultancy services	1,000,000 ordinary shares of HK$1 each	40%
Vodatel Crossland Technology Holdings Limited	British Virgin Islands	Investment holding	1,000 ordinary shares of US$1 each	40%
Guangzhou LG Tops Communication Technologies Co. Ltd. ("LG Tops")	The PRC	Research and development of wireless data communications and internet related products	US$6,000,000	12% (note (i))

Note:

(i) GZ Thinker holds 20% interests directly in LG Tops.

(b) The advances to associated companies are unsecured, interest-free and have no fixed terms of repayment. The advances were fully provided for at year end.



16 Deposit on acquisition of subsidiaries - Group

This represents deposit made to independent third parties for the acquisition of 100% shareholding in Power Express (Macau) Limited and PE Research and Development Limited. As at 30 June 2003, total consideration and detailed terms are still under negotiation.

17 Non-trading securities

	Group	
	2003	2002
	HK$'000	HK$'000
Equity securities, at market value		
Listed in Hong Kong	**3,694**	10,320
Listed outside Hong Kong	**1,533**	1,092
	5,227	11,412
Unlisted	**7,843**	6,112
Less: impairment charge	**(3,002)**	(1,674)
	10,068	15,850
Convertible notes, unlisted (Note)	**1,600**	600
	11,668	16,450

Note:

The convertible notes bear interest at 1% per annum on the principal amount of the notes outstanding from time to time payable half yearly in arrears on 30th September and 31st March in each year. The Company shall have the right to convert the whole (but not part) of the principal amount of the notes into fully-paid ordinary shares of the notes issuer or the substituted listing company at initial conversion price specified in the subscription agreements dated 28th March 2002 and 3rd August 2002 respectively.



18 Inventories

	Group	
	2003 **HK$'000**	2002 HK$'000
Networking equipment	**153,138**	114,141
Less: provision	**(13,565)**	(3,329)
	139,573	110,812

At 30th June 2003, the carrying amount of inventories that are carried at net realisable value amounted to HK$23,173,000 (2002: Nil).

19 Trade and bills receivables

At 30th June 2003, the ageing analysis of the trade and bills receivables were as follows:

	Group	
	2003 **HK$'000**	2002 HK$'000
0-3 months	**42,985**	66,441
4-6 months	**19,479**	48,797
7-12 months	**54,437**	54,752
Over 12 months	**43,089**	43,309
	159,990	213,299
Less: provision	**(21,942)**	(21,942)
	138,048	191,357

The credit terms granted to customers vary and are generally the result of negotiations between the individual customers and the Group. Customers are generally required to pay at various intervals over the life of the projects.



20 Trade and bills payables

At 30th June 2003, the ageing analysis of the trade and bills payables is as follows:

	Group	
	2003 **HK$'000**	2002 HK$'000
0-3 months	**39,129**	52,680
4-6 months	**2,536**	18,671
7-12 months	**1,729**	1,407
Over 12 months	**5,745**	25,707
	49,139	98,465

21 Convertible bonds

	Group and Company	
	2003 **HK$'000**	2002 HK$'000
Convertible bonds	**9,725**	27,230
Less: current portion	**(9,725)**	(17,505)
	—	9,725

In February 2002, the Company issued a total of US$3,500,000 convertible bonds ("CB") to a supplier of the Group. The CB bear interest at 1.90875% per annum on the principal amount of the bonds outstanding from time to time payable annually in arrears. The CB comprised of three tranches:

(a) For CB1 of US$1,500,000, the holder and the Company shall each have the right, at the option of such holder or the Company, at any time between 28th February 2002 and 28th February 2003 inclusive, convert CB1 into fully-paid shares of HK$0.1 each of the Company at a conversion price of HK$2.0 per share, subject to adjustment.

On 26th February 2003, the Company exercised the rights of conversion and CB1 in the aggregate principal amount of US$1,500,000 (equivalent to approximately HK$11,670,000) was converted into 5,835,000 ordinary shares (Note 22) of the Company, representing approximately 1% of the issued share capital of the Company as enlarged by such issue.

21 Convertible bonds (Continued)

(b) For CB2 of US$750,000, the holder shall have the right, at the option of such holder, at any time between 28th February 2002 and 28th February 2003 inclusive, convert CB2 into fully-paid shares of HK$0.1 each of the Company at a conversion price of HK$2.0 per share, subject to adjustment.

On 28th February 2003, the Company redeemed CB2 with aggregate principal amount of US$750,000 (equivalent to approximately HK$5,835,000) and cash was paid to the bondholder.

(c) For CB3 of US$1,250,000, the holder shall have the right, at the option of such holder, at any time between 28th February 2002 and 28th February 2004 inclusive, convert CB3 into fully-paid shares of HK$0.1 each of the Company at a conversion price of HK$2.0 per share, subject to adjustment.

As at 30th June 2003, the right of conversion of CB3 has not been exercised by the bondholder. The exercise of the right of conversion would, under the present capital structure of the Company, result in the issue of approximately 4,862,500 additional ordinary shares of the Company, represented approximately 0.8% of the issued share capital of the Company as enlarged by such issue.

Unless previously converted, the Company shall redeem the bonds at a value equal to the aggregate of (i) the principal amount outstanding under the bonds; and (ii) all interest accrued thereon up to and including the date of actual payment on 28th February 2004 for CB3.

Any outstanding convertible bonds will be repaid by the Company at par as at the maturity date on 28th February 2004.



22 Share capital

	Ordinary shares of HK$0.10 each	
	Number of shares	HK$'000
Authorised		
At 30th June 2001, 2002 and 2003	2,000,000,000	200,000
Issued and fully paid		
At 30th June 2001 and 2002	607,984,000	60,798
Issue of shares (Note 21)	5,835,000	584
At 30th June 2003	613,819,000	61,382

Under a share option scheme approved by the shareholders, the directors of the Company may, at their discretion, invite full-time employees including executive directors to take up options to subscribe for shares in the Company representing up to a maximum of 10% of the shares in issue from time to time (excluding shares issued on exercise of options under the share option scheme).

22 Share capital (Continued)

Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on 5th November 2002, the share option scheme adopted by the Company on 10th February 2000 (the "Old Scheme") was terminated and another share option scheme (the "New Scheme") was adopted. On 30th June 2003, 17,178,000 share options under the Old Scheme were cancelled and 17,138,000 share options were granted under the New Scheme to eligible participants. The share options outstanding as at 30th June 2003 are as follows:

Date of share options granted	Number of share options outstanding as at 1st July 2002	Number of share options granted during the year	Number of share options lapsed during the year	Number of share options cancelled during the year	Number of share options outstanding as at 30th June 2003	Exercise period	Exercise price per share HK$
16th August 2000	5,626,000	–	(514,000)	(5,112,000)	–	16th February 2001 - 15th February 2004	1.19
1st August 2001	13,466,000	–	(1,400,000)	(12,066,000)	–	1st February 2002 - 31st January 2005	0.79
30th June 2003	–	17,138,000	–	–	17,138,000	30th June 2003 - 29th June 2006	0.42
	19,092,000	17,138,000	(1,914,000)	(17,178,000)	17,138,000		

The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of approximately 17,138,000 additional ordinary shares and cash proceeds to the Company of approximately HK$7,198,000 before the related share issue expenses.

23 Reserves

	Group						
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000 (note (a))	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2001 (as previously reported)	86,590	702	145	35,549	—	96,867	219,853
Effect of adopting SSAP 9 (revised)	—	—	—	—	—	12,160	12,160
At 1st July 2001 (restated)	86,590	702	145	35,549	—	109,027	232,013
Deficit on revaluation of non-trading securities	—	—	(2,517)	—	—	—	(2,517)
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	—	—	—	—	(10)	—	(10)
Profit attributable to shareholders	—	—	—	—	—	56,992	56,992
2000/2001 Final dividend paid	—	—	—	—	—	(12,160)	(12,160)
2001/2002 Interim dividend paid	—	—	—	—	—	(6,080)	(6,080)
At 30th June 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Representing:							
2001/2002 Final dividend proposed							3,040
Reserves at 30th June 2002							265,198
							268,238
Company and subsidiaries	86,590	702	(2,372)	35,549	(10)	151,264	271,723
Associated companies	—	—	—	—	—	(3,485)	(3,485)
At 30th June 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238

23 Reserves (Continued)

	Group							
	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000 (Note (a))	Exchange reserve HK$'000	Statutory reserve HK$'000 (Note (b))	Retained earnings HK$'000	Total HK$'000
At 1st July 2002	86,590	702	(2,372)	35,549	(10)	—	147,779	268,238
Share premium on issuance of shares	11,086	—	—	—	—	—	—	11,086
Surplus on revaluation of non-trading securities	—	—	114	—	—	—	—	114
Reserves transferred to profit and loss account upon disposal of a non-trading security	—	—	(1,900)	—	—	—	—	(1,900)
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	—	—	—	—	118	—	—	118
Provision of Macau statutory reserve	—	—	—	—	—	49	(49)	—
Profit attributable to shareholders	—	—	—	—	—	—	10,594	10,594
2001/2002 Final dividend paid	—	—	—	—	—	—	(3,040)	(3,040)
2002/2003 Interim dividend paid	—	—	—	—	—	—	(6,138)	(6,138)
At 30th June 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Representing:								
2002/2003 Final dividend proposed								3,069
Reserves at 30th June 2003								276,003
								279,072
Company and subsidiaries	97,676	702	(4,158)	35,549	108	49	155,014	284,940
Associated companies	—	—	—	—	—	—	(5,868)	(5,868)
At 30th June 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072

23 Reserves (Continued)

(a) The merger reserve of the Group includes the difference between the nominal value of the share capital of a subsidiary acquired and the nominal value of the shares issued by the Company in exchange thereof and also an existing balance on the share premium account of a subsidiary.

(b) The Macau Commercial Code requires a company incorporated in Macau to set aside a minimum of 25% of the company's profit after taxation to the statutory reserve each financial year until the balance of the reserve reaches a level equivalent to 50% of the company's capital. Statutory reserve represents amount set aside from the profit and loss account and is not distributable to shareholders of the Company.

	Company				
	Share premium HK$'000	Contributed surplus HK$'000 (Note (a))	Capital redemption reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2001 (as previously reported)	86,590	73,718	702	3,135	164,145
Effect of adopting SSAP 9 (revised)	—	—	—	12,160	12,160
At 1st July 2001 (restated)	86,590	73,718	702	15,295	176,305
2000/2001 Final dividend paid	—	—	—	(12,160)	(12,160)
Profit attributable to shareholders	—	—	—	15,992	15,992
2001/2002 Interim dividend paid	—	—	—	(6,080)	(6,080)
At 30th June 2002	86,590	73,718	702	13,047	174,057
Representing:					
2001/2002 Final dividend proposed					3,040
Reserves at 30th June 2002					171,017
					174,057



23 Reserves (Continued)

	Company				
	Share premium HK$'000	Contributed surplus HK$'000 (Note (a))	Capital redemption reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2002	86,590	73,718	702	13,047	174,057
Share premium on issuance of shares	11,086	—	—	—	11,086
2001/2002 Final dividend paid	—	—	—	(3,040)	(3,040)
Profit attributable to shareholders	—	—	—	12,333	12,333
2002/2003 Interim dividend paid	—	—	—	(6,138)	(6,138)
At 30th June 2003	97,676	73,718	702	16,202	188,298
Representing:					
2002/2003 Final dividend proposed					3,069
Reserves at 30th June 2003					185,229
					188,298

Notes:

(a) The contributed surplus represents the difference between the consolidated shareholders' funds of the subsidiaries and the nominal value of the Company's shares issued for the acquisition at the time of the group reorganisation. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

(b) Distributable reserves of the Company at 30th June 2003 amounted to HK$89,920,000 (2002: HK$86,765,000).



24 Notes to the consolidated cash flow statement

(a) Reconciliation of profit before taxation to cash outflow from operating activities

	Group	
	2003 **HK$'000**	2002 HK$'000
Profit before taxation	**12,690**	69,312
Share of losses of associated companies	**2,488**	876
Depreciation	**2,503**	2,210
Loss on disposal of fixed assets	**8**	2
Realised gain on disposal of a non-trading security	**(2,717)**	—
Impairment of a non-trading security	**1,328**	1,674
Impairment of goodwill	**840**	—
Amortisation of goodwill	**145**	—
Increase in amount due from an associated company	**—**	(858)
Increase in inventories	**(28,117)**	(24,682)
Decrease in trade and bills receivables and other receivables, deposits and prepayments	**46,534**	5,947
Decrease in trade and bills payables	**(51,548)**	(59,575)
Decrease in other payables and accruals	**(19,557)**	(10,877)
Interest expenses	**635**	173
Interest income	**(1,851)**	(3,588)
Dividend income	**(650)**	(649)
Exchange differences	**116**	29
Cash outflow from operating activities	**(37,153)**	(20,006)



24 Notes to the consolidated cash flow statement (Continued)

(b) Purchase of a subsidiary

	2003 HK$'000	2002 HK$'000
Net assets acquired		
Fixed assets	**183**	—
Interest in an associated company	**9,283**	—
Inventories	**644**	—
Trade and bills receivables	**14**	—
Other receivables, deposits and prepayments	**228**	—
Bank balances and cash	**2,200**	—
Trade and bills payables	**(2,222)**	—
Other payables and accruals	**(121)**	—
Taxation payable	**(2)**	—
Minority shareholders' interests	**(4,083)**	—
	6,124	—
Goodwill	**1,447**	—
Carrying value of interest in an associated company	**(5,003)**	—
	2,568	—
Satisfied by		
Cash	**2,568**	—



24 Notes to the consolidated cash flow statement (Continued)

(c) Analysis of the net inflow in respect of the purchase of a subsidiary:

	2003 **HK$'000**	2002 HK$'000
Cash consideration	**(1,846)**	—
Cash injected as capital	**(722)**	—
Add: cash advanced in previous year	**2,568**	—
Bank balances and cash in hand acquired	**2,200**	—
Net cash inflow in respect of the purchase of a subsidiary	**2,200**	—

25 Banking facilities

At 30th June 2003, the Group's banking facilities of HK$350,840,000 (2002: HK$407,000,000) are secured by the following:

(a) corporate guarantee given by certain subsidiaries amounting to HK$270,840,000 (2002: HK$327,000,000);

(b) corporate guarantee given by the Company amounting to HK$350,840,000 (2002: HK$407,000,000); and

(c) cross corporate guarantees between the Company and certain subsidiaries amounting to HK$80,000,000 (2002: HK$80,000,000).



26 Contingent liabilities

	Group		Company	
	2003 **HK$'000**	2002 HK$'000	**2003** **HK$'000**	2002 HK$'000
Guarantees for bank loans and overdrafts of subsidiaries	**—**	—	**350,840**	407,000
Trade receivables discounted with full recourse	**18,376**	—	**—**	—
	18,376	—	**350,840**	407,000

Management anticipate that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

27 Commitments

(a) Capital commitments

	Group	
	2003 **HK$'000**	2002 HK$'000
Contracted but not provided for	**—**	—
Authorised but not contracted for	**—**	1,000
	—	1,000



27 Commitments (Continued)

(b) Operating lease commitments

At 30th June 2003, the Group and Company had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings as follows:

	Group and Company	
	2003 **HK$'000**	2002 HK$'000
Within one year	**1,592**	927
In the second to fifth year inclusive	**1,536**	445
After the fifth year	**7**	88
	3,135	1,460

28 Related party transactions

Significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

	2003 **HK$'000**	2002 HK$'000
Sales of goods to Zetronic Comunicações Lda (Note (a))	**67**	289
Rental charges payable to a director of the Company (Note (b))	**678**	60
Network service fee payable to an associated company, Crossland Business Solution Limited ("CBS") (Note (c))	**—**	400

(a) Zetronic Comunicaçsões Lda is a company incorporated in Macau and owned by Mr. José Manuel dos Santos. In the opinion of the directors of the Company, the transactions were carried out in the ordinary course of business of the Group and on normal commercial terms.

(b) The Group leased its Macau office premise from Mr. José Manuel dos Santos at a monthly rental of approximately HK$5,000 commencing from 1st October 1999 up to 2nd August 2002 and HK$38,000 commencing from 16th September 2002. In addition, the Group also leased its Guangzhou office premise from Mr. José Manuel dos Santos at a monthly rental of approximately HK$26,000 commencing from 1st February 2002.



28 Related party transactions (Continued)

(c) Last year's amount represented network service fee payable which was charged at terms mutually agreed between the Group and CBS. In the opinion of the directors of the Company, the transactions were carried out in the ordinary course of business of the Group and on normal commercial terms.

(d) At 30th June 2003, the Group had unsecured advances to the following associated company:

	2003 HK$'000	2002 HK$'000
Vodatel Crossland Technology Holdings Limited ("VCT") (Note)	**3,164**	2,996

Note:

The advance to VCT is unsecured, interest-free and has no fixed terms of repayment. The other shareholder of VCT, a third party, has also advanced to VCT an amount exceeding the proportion of its share of equity interest in VCT. The Group has fully provided for the advance to VCT as at 30th June 2003.

29 Subsequent event

Directors expect that a wholly-owned subsidiary of the Company will complete a three-year term loan facility for US$15 million, secured by a corporate guarantee executed by the Company in favor of the lenders. The interest rate of the loan will be 1.35% over LIBOR. The term loan will be repayable in 4 semi-annual equal installments commencing after eighteen months from the date of the loan facility agreement. The proceeds will be used for general corporate purposes and for general working capital.

30 Approval of accounts

The accounts were approved by the board of directors on 22nd September 2003.

FIVE-YEAR FINANCIAL SUMMARY

For the year ended 30th June

	2003 **HK$'000**	2002 HK$'000	2001 HK$'000 (restated)	2000 HK$'000 (restated)	1999 HK$'000
Turnover	**388,794**	601,108	546,915	482,267	478,420
Profit attributable to shareholders	**10,594**	56,992	54,136	78,185	71,229
Total assets	**491,822**	552,275	548,449	459,699	283,739
Total liabilities	**151,368**	223,239	255,638	215,040	233,744
Net assets	**340,454**	329,036	292,811	244,659	49,995

The turnover, profit attributable to shareholders, total assets and total liabilities of the Group for each of the two years ended 30th June 2000 have been prepared on the basis of merger accounting as if the Group structure, at the time when the Group reorganisation in February 2000 was completed, had been in existence throughout the accounting years presented.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Fourth Annual General Meeting of Shareholders of the Company will be held at the Alexandra Room, 2/F, Mandarin Oriental Hong Kong, on Monday, 24th November 2003 at 3:00 p.m. for the following purposes:-

1. To receive and consider the audited financial statements and the reports of the directors of the Company ("Directors") and auditors for the year ended 30th June 2003.

2. To approve the payment of a final dividend for the year ended 30th June 2003.

3. To re-elect retiring Director.

4. To authorise the Board of Directors to fix Directors' remuneration.

5. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

6. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

A. "THAT":-

(a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of any options granted under any option scheme or similar arrangement for the time being adopted by the Company or, (iv) any scrip dividend or similar arrangement providing for the allotment of shares in the capital of the Company in lieu of the whole or part of the cash payment for any dividend on shares of the Company pursuant to the Bye-Laws of the Company from time to time, shall not in aggregate exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting.



"Rights Issue" means the allotment, issue or grant of shares in the capital of the Company pursuant to an offer of shares open for a period fixed by the Directors made to holders of shares of the Company or any class thereof whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange or any territory outside Hong Kong applicable to the Company)."

B. "THAT":-

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase its own issued shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM") of the Stock Exchange or those of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting."

C. "THAT":-

subject to the passing of the Ordinary Resolution Nos. 6A and 6B, the general mandate granted to the Directors to allot, issue and deal with additional securities pursuant to Resolution No. 6A be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares repurchased by the Company under the authority granted pursuant to Resolution No. 6B, provided that such amount of shares so repurchased shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By order of the Board
VODATEL NETWORKS HOLDINGS LIMITED
José Manuel dos Santos
Chairman
Hong Kong, 29th September 2003



Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
No. 74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau

Place of Business in Hong Kong:
Room 1401, 14th Floor
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road Central
Hong Kong

Notes:

1. The register of members of the Company will be closed from 19th November 2003 to 24th November 2003, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on 18th November 2003.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting.

4. An Explanatory Statement containing further details regarding Ordinary Resolution No. 6B above as required by the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange will be dispatched to the members of the Company together with the 2003 Annual Report.Notes:

1. The register of members of the Company will be closed from 19th November 2003 to 24th November 2003, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on 18th November 2003.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting.

4. An Explanatory Statement containing further details regarding Ordinary Resolution No. 6B above as required by the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange will be dispatched to the members of the Company together with the 2003 Annual Report.

ABBREVIATIONS

"ATM"	Asynchronous Transfer Mode
"Board"	Board of Directors of Vodatel Networks Holdings Limited
"CATV"	Cable TV operator
"DDN"	Digital Data Network
"IP"	Internet Protocol
"MegaInfo"	MegaInfo Holdings Limited
"MSTP"	Multi-Services Transport Platform
"Netcom"	China Netcom Corporation Ltd.
"OSS"	Operation Support System
"PDH"	Plesiochronous Digital Hierarchy
"PRC"	The People's Republic of China, but for the purpose of this annual report and for geographical reference only excludes Hong Kong, Macau and Taiwan
"Riverstone"	Riverstone Networks, Inc.
"SDH"	Synchronous Digital Hierarchy
"Vodatel" or "the Group"	Vodatel Networks Holdings Limited and its subsidiaries
"Zetronic"	Zetronic Comunicações Lda.




愛達利

年報
2003

創業板免責聲明

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他經驗豐富投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。

目錄





公司資料

董事
執行董事
José Manuel dos Santos
嚴康
關鍵文
Monica Maria Nunes

獨立非執行董事
崔世昌
盧景昭

授權代表
嚴康
Monica Maria Nunes

公司秘書
張耀良, CPA, FCCA, AHKSA

合資格會計師
張耀良, CPA, FCCA, AHKSA

法規主管
Monica Maria Nunes

審核委員會
José Manuel dos Santos
崔世昌
盧景昭

核數師
羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

總辦事處兼主要營業地點
澳門
氹仔永福街74號
愛達利大廈
電話：(853) 721182, 718033
傳真：(853) 717800, 752909

香港營業地點
香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室
電話：(852) 2587 8868
傳真：(852) 2587 8033

網站
http://www.vodatelsys.com

往來銀行
澳門商業銀行
東方匯理銀行
星展銀行(香港)有限公司
德國北方銀行
中國工商銀行(亞洲)有限公司
渣打銀行

香港股份登記分處
雅柏勤證券登記有限公司
香港灣仔
告士打道56號
東亞銀行港灣中心地下



公司簡介

愛達利建基於澳門，是中國主要網絡解決方案供應商之一，專門從事數碼數據網絡、幀中繼、異步傳輸模式及寬頻互聯網通訊協定技術。本集團業務遍及全中國，為電訊運營商及經挑選的垂直企業用戶市場，例如有線電視運營商、電力系統及政府部門等，提供全面的集成服務，範圍由網絡規劃、設計、安裝到測試及開通，以至維修與售後技術支援。

除向中國及澳門的客戶推出國際製造商的創新技術外，本集團亦一直專注於開發本身的應用產品，為客戶提供各種網絡方案 — 由公共數據網絡，以至運行於這些網絡上的應用產品。

自一九九二年成立以來，愛達利已與其優質客戶，計有公共電訊服務運營商、政府部門以及中國與澳門的企業用戶，建立長期友好關係。


VODATEL



José Manuel dos Santos

主席報告書

到底怎樣呈報本集團二零零二年／零三年財政年度的業績才最恰當呢？雖然面對困難和挑戰的市場環境，集團仍繼續為股東帶來盈利的一年－此乃集團連續第八個錄得盈利的年度，是集團開始發展在新興亞太地區市場的一年，是集團毅然投資於自行開發產品，務求不斷提升增長潛力的一年。

財務業績

雖然面對電訊行業重組和整合帶來的挑戰，令集團的盈利受到影響，本人謹代表董事會欣然向股東報告，集團今年再度為股東帶來盈利。截至二零零三年六月三十日止財政年度，集團錄得營業額為388,800,000港元，純利10,600,000港元。集團喜見繼續為股東賺取股本回報，每股資產淨值為0.55港元。

集團繼續維持穩健的資產負債狀況，營運資金充裕，負債水平低，在財務上足以應付困難的市場環境，亦可積極但有選擇地尋求業務擴充及收購機會。

股息

董事會建議派付截至二零零三年六月三十日止財政年度末期股息每股0.5港仙，連同已宣派及派付的中期股息每股1.0港仙，本財政年度每股派息總額，與上個財政年度每股派1.5港仙水平相若。集團深明與股東分享愛達利的業績，是集團感謝股東長期以來支持本集團的最佳方法。

董事會建議派付截至
二零零三年六月三十日止
財政年度末期股息每股0.5港仙

適應轉變

年內，隨著中國電訊行業進行重組，電訊市場經歷根本性的巨大轉變。加上集團的主要客戶中國電信將資本性開支集中投入本集團主要業務以外的領域，集團預測和適應市場轉變的能力備受考驗。但集團喜見結合我們的市場知識、地區覆蓋及專業技術知識，力保集團的業績不致大受影響。雖然本財政年度的收入和純利減退，集團仍能拓展地區覆蓋至安徽及黑龍江等省份，使愛達利的足跡遍及中國二十個省，市和自治區。

集團不斷加強我們最寶貴的資產－優質的客戶群，當中包括擁有龐大購買力的知名客戶，例如電訊服務運營商、有線電視運營商及政府部門等。


黑龍江
安徽



投資於高增長領域

愛達利不斷發掘可促進及推動集團增長的機會。年內，除了重新調配集團的銷售及市場推廣資源，藉以進軍中國的新客戶群外，集團亦透過深植澳門的根基，把握澳門政府推動的電子政府服務項目、開放博彩業及即將舉行的二零零五年東亞運動會所帶來的無限商機。

集團亦藉著與由 Portugal Telecom 及東帝汶政府組成的公司，專為東帝汶的人民經營和提供電訊服務，邁出進軍亞太區的第一步。

此外，集團亦增加產品種類，並提升集團的文件圖像系統、文件管理系統及 OSS 等自行開發產品的市場推銷性。文件圖像系統及文件管理系統均為萬佳訊的產品，而萬佳訊現正籌備在香港聯交所創業板分拆上市。

這些新動向令集團感到興奮非常，集團預期可帶來不少新業務機會，同時對集團的盈利能力有正面影響。


自行
開發產品
新市場
新客戶群
澳門商機

策略性進展



集團的目標是專注於我們選擇參與競爭的業務，繼續維持足夠的營運規模。集團預期繼續透過尋求業務擴充，以及選擇性收購與集團的目標、策略及財務回報互相配合的項目，藉以推動增長。展望未來，集團的增長將朝以下方向為目標：

－透過增添高質素的客戶群，以及發展新興亞太地區市場，以鞏固集團的核心業務，成為區內的經營商；

－透過加強集團的產品組合，加入具創意的國際製造商的電訊營運級方案和集團的自行開發應用方案，為客戶提供各種方案，由網絡基建上運行的數據網絡以至增值應用方案，使本集團的網絡方案成為客戶的必然之選；及

－進軍話音領域，進一步多元化發展至其他電訊業務範疇。

鳴謝

最後，董事會與本人藉此機會，對集團全體僱員一直以來付出的努力，對本集團的表現不斷作出莫大貢獻致謝，同時衷心向客戶致意。我們亦非常感激 閣下對集團的信賴，集團將堅守我們的承諾，無論任何項目，任何地點，亦會為 閣下提供卓越的服務。最後，集團謹向股東致謝，感謝閣下不斷的支持和信任。

José Manuel dos Santos
主席
香港，二零零三年九月廿九日





管理層討論及分析

業務回顧

集團在中國的表現

電訊業重組、市場競爭日趨激烈，加上邊際純利受壓等主要因素，令電訊行業面對挑戰重重的一年。然而，雖然經歷極為困難的一年，但由於集團有優質客戶群，使集團仍能繼續獲電訊運營商批出提升及擴充數據網絡的經常性業務機會。集團年內獲批的主要提升及擴充項目，包括廣東中國電信批出的7,860萬港元合約、遼寧中國電信批出的2,370萬港元合約、吉林中國電信批出的410萬港元合約，以及河南中國電信批出1,920萬港元合約。集團亦獲安徽中國電信批出的870萬港元合約及黑龍江中國電信批出480萬港元合約，不但使集團的業務版圖由十八個省，市及自治區成功擴展至二十個，並加強集團在華東及中國東北地區的市場覆蓋。

年內，集團重新調配資源，積極滲入經挑選的客戶群，例如新的電訊經營商、有線電視運營商及政府部門。憑藉集團的技術能力以及踏實的經驗，集團再次獲得卓越的業績，並成功獲上海網通、鐵道通信信息有限責任公司貴州分公司、雲南電力局、山西有線電視及安徽教育局等新客戶批出共值1,100萬港元的合約。


黑龍江
長春
吉林
瀋陽
遼寧
北京
天津
天津
河北
濟南
山西
寧夏
鄭州
山東
西安
河南
江蘇
上海
安徽
杭州
西藏
南昌
浙江
湖南
江西
貴陽
長沙
貴州
廣州
廣東
廣西
珠海
香港
澳門
海南
總辦事處
執行辦事處及倉庫
代表辦事處
代表辦事處／培訓中心
二十四小時熱線中心
客戶群
*電訊服務運營商多達一百家以上
新增客戶群

澳門－－個黃金機會

澳門特別行政區政府推廣電子政府服務、開放博彩業及即將舉行的二零零五年東亞運動會，使澳門的業務商機處處。憑藉集團在澳門的穩固業務，加上擁有技術能力，故積極把握新的業務機會。除獲得澳門特別行政區政府批出640萬港元的電子政府基建整合方案合約外，集團亦成功取得多項合約，包括一家大型酒店批出提升其話音、有線廣播、接入控制、保安、電腦及網絡系統的760萬港元合約；以及一間博彩經營商批出在其中一個主要地點設計、供應及安裝佈線系統的310萬港元合約。

亞太地區的進展

除專注於澳門的業務外，集團亦進軍亞太地區。年內，集團已成功滲入香港市場，購入由包括Portugal Telecom及東帝汶政府組成的電訊運營公司的10.9%股本權益，該公司向東帝汶的人民提供由固網以至流動通訊等電訊服務。

集團不斷在經挑選的亞太區國家積極發掘商機。集團現正計劃進軍越南及馬來西亞。


越南
東帝汶

擴充集團的產品組合

集團不斷從國際電訊製造商物色創新及高增值的產品，以滿足集團的客戶及市場的需要。除代理以數碼數據網絡、幀中繼、異步傳輸模式及寬頻互聯網通訊協定技術為基礎的產品外，集團亦開始銷售多服務傳輸平台技術為基礎的產品。MSTP是一種寬頻管理方案，在城市╱地區網絡上提供整合、修飾及商業服務，讓電訊服務商可充份發揮網絡的潛力，以及減輕網絡運作及重置成本。


幀中繼/異步傳輸模式
97/98
數碼數據網絡
92/93
寬頻互聯網通訊協定
00/01
MSTP
02/03
VodaImage
99/00
VodaMax
01/02
OSS
02/03
財政年度
02/03
01/02
01/02
網絡產品
自行開發產品

投資於集團自行開發產品

集團的目標是要成為網絡方案的必然之選。因此，集團不斷自行研制產品，豐富產品組合，例如VodaImage及VodaMax，這兩項為分別可適用於文件的圖像及動態圖像處理方案。除獲廣東中國移動採用VodaImage外，集團亦成功將VodaImage售予澳門的多名客戶，包括醫院及澳門特別行政區政府。於二零零三年六月，集團獲澳門特別行政區政府批出640萬港元的電子政府基建整合方案合約，VodaImage獲採用以協助訊息的傳送，並提升營運效益及向公眾提供服務。

集團亦於上海成立一家合營企業，從事研究、設計、開發、整合、推廣及銷售操作支援系統。OSS將令電訊服務供應商可更佳地管理數據網絡、監察向客戶提供服務的水平，以及改善客戶關係管理系統、計費功能及提供基本服務。OSS已完成開發，於二零零三年九月，集團成功向廣東中國電信推銷及獲其批出採用OSS的首項合約。



經營業績回顧

營業額及盈利能力

由於電訊業進行重組，加上集團的主要客戶中國電訊的資本開支轉移至本集團主要業務以外的領域，截至二零零三年六月三十日止財政年度，本集團的營業額為388,800,000港元，較上個年度下降35.3%。項目銷售（涉及設計及開發數據網絡系統，以及提供相關工程服務）及貿易銷售的營業額分別為321,500,000港元及67,300,000港元。

由於市場競爭日趨激烈，對邊際純利構成壓力，項目銷售的邊際毛利由24.6%下跌至20.6%，而貿易銷售的邊際毛利則維持於約31%，惟整體邊際毛利由去年25.3%下跌至22.3%。

雖然銷售開支亦如營業額一樣有所下跌，由13,500,000港元下跌至8,800,000港元，惟基於本集團的成本架構（主要包括員工成本及經營開支以支援集團於中國的業務），行政開支僅由72,600,000港元輕微減少至68,100,000港元。由於營業額及邊際毛利下降，本年度的純利由57,000,000港元減少至10,600,000港元。股東資金達340,500,000港元，而每股資產淨值為0.55港元。


按業務營業額
(港幣百萬元)
中國 334.6
澳門及香港 54.2
按地區營業額
(港幣百萬元)
項目 321.5
貿易 67.3
股東權益
(港幣百萬元)
35.8
50.0
244.7
292.8
329.0
340.5
'98
'99
'00
'01
'02
'03
至六月三十日止財政年度

資本架構、流動資金及財務資源

本集團繼續維持穩健的財務及資本架構，銀行借貸極低。年內，集團行使發行予Riverstone 的1,500,000美元可換股債券，按行使價2.00港元轉換為上市公司股份，據此發行5,835,000股新上市公司股份，並註銷750,000美元的可換股債券。於二零零三年六月三十日，集團賬冊顯示未償還的債項，包括發行予Riverstone的1,250,000美元（9,700,000港元）1.90875厘可換股債券，到期日為二零零四年二月二十八日，以及為集團在中國的附屬公司的營運所需而借貸的短期貸款人民幣10,000,000元。本集團的資產負債比率（借貸總額／股東權益）處於令人欣慰的水平，為5.6%。

本集團繼續維持強勁的流動資金狀況，現金及銀行存款達163,600,000港元，即每股現金0.27港元。償付應收款項所得的現金已為支付應付款項及存貨所抵銷，存貨的增加乃為支持已確認約70,000,000港元之訂單。

僱員資料

於二零零三年六月三十日，本集團在澳門、香港及中國分別僱用41名、15名及173名僱員，總數為229名僱員。員工成本，不包括董事酬金，總計為19,000,000港元。本集團將按僱員的表現，酌情向僱員發放花紅。

年內，本集團取消其舊購股權計劃及註銷以往根據舊計劃授出的所有購股權。新購股權計劃已經採納，並已根據新計劃向本集團董事、行政總裁及僱員授出17,138,000份購股權。


中國173僱員
澳門41僱員
香港15僱員




VODATEL

關鍵文先生
Monica Maria NUNES女士
José Manuel dos SANTOS先生
盧景昭先生
崔世昌先生
嚴康先生
(由左至右)

董事及高級管理層的履歷詳情

執行董事

José Manuel dos SANTOS先生，現年55歲，本集團創辦人兼本公司主席。積逾30年亞太區電訊行業經驗。於先後創辦 Zetronic 及本集團之前，曾於澳門電訊機關出任高級職位。

嚴康先生，現年45歲，本集團董事總經理，負責整體營運。畢業於英國倫敦大學，取得理學學士學位。於一九九八年加入本集團，積逾20年資訊科技行業經驗。嚴先生於加入本集團前，曾出任 Newbridge Networks Corporation 地區業務主管及 3Com Corporation 地區經理。

關鍵文先生，現年38歲，本集團董事兼總經理，負責銷售及推廣。於一九八五年加入 Zetronic 出任工程師，其後轉往從事推廣工作。本集團於一九九二年成立，同年關先生加入本集團出任銷售經理一職，於一九九四年被擢升為總經理。

Monica Maria NUNES女士，現年34歲，本集團董事兼財務總監。畢業於加拿大 University of Calgary ，取得商科學士學位。於一九九九年加入本集團，積逾10年會計及銀行業務經驗。本身持有加拿大Society of Managemet Accountants of Alberta 的 Management Accountant Designation 執業資歷。



獨立非執行董事

崔世昌先生，現年49歲，於一九九九年十二月十四日受委為本集團獨立非執行董事。崔先生為澳門執業核數師，現職土木建造商，持有美國Chaminade University of Hawaii 工商管理碩士學位。崔先生亦為數個主要政府委員會成員，計有中國人民政治協商會議全國委員會、澳門特別行政區(「特區」)立法會、澳門特區籌備委員會及澳門特區首屆政府選舉委員會。崔先生並於不同專業團體出任要職，該些團體計有Macau Chamber of Commerce(董事會副主席)、澳門管理專業協會(會長)及Association≥of Economic Sciences of Macau(會長)。

盧景昭先生，現年59歲，於一九九九年十二月十四日受委為本集團獨立非執行董事。盧先生持有文學士學位，一九六七年於美國Lake Forest University 主修經濟。盧先生為中國人民政治協商會議的江西省政協委員，加拿大 University of Victoria 校長 (亞洲) 特別顧問及澳門British American Tobacco Plc 的公共關係顧問。盧先生並為 Macau Junior Chamber of Commerce 創辦人、澳門扶輪會前會長。

高級管理層 (以英文姓氏排序)

陳子標先生，現年34歲，本集團技術支援經理。一九九二年畢業於福建華僑大學，取得理學學士學位，同年加入本集團工作。

何偉深先生，現年41歲，本集團技術服務主管。彼自亞洲國際公開大學畢業，取得工商管理碩士學位。何先生曾於澳門電訊有限公司工作18年，並於 Transport Network 出任主任，Transport Network 涉及國際及國家工程學行業如光學纖維、SDH與PDH傳送、水底裝置電纜、微波及衛星地面收發站。彼於二零零零年加入本集團。

郭昌永先生，現年55歲，本集團地區業務主管。畢業於香港中文大學，取得理學學士學位。於加入本集團之前，郭先生曾於兩間從事顧問業務的公司，珠海宏智有限公司與興華公司出任董事總經理。於一九九八年加入本集團。

莫志華先生，現年38歲，本集團業務拓展經理。畢業於澳門大學與澳門管理專業協會的工商管理文憑課程；及後於澳洲 West Coast Institute of Management and Technology 取得工商管理碩士學位。於二零零零年加入本集團，更於二零零三年一月獲委任為本公司之附屬機構萬佳訊之執行董事兼市場部總監。

吳家樑先生，現年34歲，本集團技術支援經理。於一九九四年畢業於澳門大學，取得理學學士學位。於一九九五年加入本集團。

龐志為先生，現年39歲，本集團地區業務主管。畢業於澳門大學，取得理學學士學位。於一九九四年加入本集團。龐先生於加入本集團前為一間業務系統公司的銷售行政人員。

餚暉先生，現年32歲，本集團地區業務主管。餚先生於一九九二年畢業於南京郵電學院，取得理學學士學位。餚先生於一九九三年加入本集團前曾擔任大學講師。

史貽雄先生，現年35歲，本集團高級地區業務主管，畢業於澳門大學，取得理學學士學位。於一九九四年加入本集團。史先生於加入本集團前曾從事銀行與酒店行業。

徐偉明先生，現年43歲，本集團地區總監。彼畢業於英國倫敦Imperial College of Science and Technology，取得航天工程理學學士及結構機械理學碩士。於二零零三年五月加入本集團之前曾出任Alcatel China Investment Co., Ltd. 的業務拓展及產品支援總監。

王海濤先生，現年32歲，本集團地區業務經理。一九九二年畢業於南京郵電學院，取得理學學士學位。於一九九四年加入本集團。王先生於加入本集團前曾於中國電信出任工程師。

王慶先生，現年33歲，本集團地區業務經理。一九九二年畢業於南京郵電學院，取得理學學士學位。於一九九四年加入本集團。王先生於加入本集團前曾於一間電信設備公司出任工程師。

王偉勤先生，現年39歲，本集團高級地區業務主管。畢業於廣州暨南大學，取得理學學士學位。於一九九三年加入本集團。之前，從事採購行業及銀行業務。

曾青石先生，現年33歲，本集團地區業務經理。畢業於南京郵電學院，取得理學學士學位。於一九九四年加入本集團。曾先生於加入本集團前曾於航天部屬下一間工廠出任工程師。

鍾敏博士，現年41歲，本集團地區業務經理。分別自南方冶金學院，重慶大學及清華大學取得工學學士、碩士及博士學位。于一九九八年加入本集團。鍾博士曾任職大學副教授，並曾擔任一家清華與澳門合作，總部設於澳門的公司法人代表及總經理。



董事會報告

董事會謹此提呈截至二零零三年六月三十日止年度的董事會報告及經審核賬目。

主要業務及按地域劃分的業務分析

本公司的主要業務為投資控股。各附屬公司的業務載於賬目附註14。

本集團年內按業務及地區劃分的營業額及經營溢利貢獻的分析載於賬目附註2。

業績及分派

本集團年內的業績載於第32頁的綜合損益表。

年內所建議及／或支付的股息詳情載於賬目附註7。

儲備

本集團及本公司年內的儲備變動載於賬目附註23。

捐款

本集團年內作出的慈善及其他捐款為60,000港元。

固定資產

本集團固定資產之變動詳情載於賬目附註13。

股本

本公司的股本變動詳情載於賬目附註22。

可換股債券

本集團年內發行可換股債券的詳情載於賬目附註21。

可供分派儲備

於二零零三年六月三十日，根據百慕達一九八一年公司法（經修訂）計算的本公司可供分派儲備達89,920,000港元（二零零二年：86,765,000港元）。

五年財務概要

本集團於最近五個財政年度的業績及資產負債概要載於第80頁。

購買、出售或贖回股份

年內，本公司並無贖回其任何股份。年內，本公司或其任何附屬公司並無購買或出售本公司任何股份。

董事

於年內任職的董事如下：

José Manuel dos Santos先生
嚴康先生
關鍵文先生
Monica Maria Nunes女士
* 崔世昌先生
* 盧景昭先生

* 獨立非執行董事

根據本公司的公司細則第87條的規定，盧景昭先生將於應屆股東週年大會上依章辭任，但其符合資格，願膺選連任。

崔世昌先生與盧景昭先生均為獨立非執行董事，均獲委任為期兩年半，於二零零四年十二月十三日屆滿。



董事服務合約

各執行董事已與本公司訂立一項服務協議，由二零零二年八月十二日起，為期十八個月。該等服務協議或其後可持續至任何一方向另一方作出最少六個月的書面通知終止為止。

各執行董事的年薪均定期檢討。各執行董事不得就涉及其獲委任為董事所應收款項的任何決議案中投票，且不計入法定人數內。

各執行董事有權獲得按本集團除税及少數股東權益後但未計本集團非經常項目前及未計酌情花紅前的經審核綜合溢利的百分比計算的酌情花紅。有關酌情花紅之百分比須由本公司董事會釐定。但在任何情況下，各財政年度應付所有執行董事的酌情花紅總額不得超逾該溢利的10%或本公司股東批准的較高百分比。

除本年報披露者外，本集團任何成員公司與任何董事之間並無現有或建議服務合約。

董事及高級管理層的資料詳情

董事及高級管理層的資料詳情載於第14至第18頁。

董事於合約的權益

董事於合約的權益詳情載述如下：

(a) 年內，José Manuel dos Santos先生與本公司一間附屬公司分別擁有本公司間接持有的附屬公司廣州愛達利發展有限公司(「廣州愛達利」)的46%及54%權益。於二零零零年二月十日，廣州愛達利亦與本公司的附屬公司Vodatel Networks Limited(「VNL」)訂立一項業務發展合約。據此，VNL同意委任廣州愛達利為代理，發展其於中華人民共和國(澳門及香港除外)(「中國」)的業務。廣州愛達利則同意向VNL介紹於中國的第三方買家，由簽署該合約日期起為期三年。根據該合約，VNL須向廣州愛達利支付一筆相當於廣州愛達利履行該合約所產生的開支加該開支的2%的數額的業務發展費用。此外，根據同一份合約，VNL將與第三方買家直接訂立買賣協議，而廣州愛達利將協助VNL向該等第三方買家收取銷售所得款項(如要求)，以及代表VNL向該等第三方買家提供售後服務。於二零零三年二月九日，合約到期，並重續至二零零四年八月九日。

於二零零三年六月二日，José Manuel dos Santos先生將其於廣州愛達利的46%權益出售予一名獨立第三者，代價為人民幣1,380,000元(相當於約1,290,000港元)。

(b) 本公司與Zetronic Comunicações Lda(José Manuel dos Santos先生擁有其99%權益，José Manuel dos Santos先生的配偶則擁有1%)進行銷售交易。董事認為，該等交易是在日常業務範圍內按正常商業條款進行。

(c) 本集團向José Manuel dos Santos先生租賃其澳門辦公室單位，由一九九九年十月一日起至二零零二年八月二日，月租為5,000港元，而由二零零二年九月十六日起，則為38,000港元。此外，本集團亦向José Manuel dos Santos先生租賃其廣州辦公室單位，月租約為26,000港元，由二零零二年二月一日開始。

董事認為，上文(a)至(c)所述的交易乃在本集團一般及日常業務過程中及按正常商業條款公平磋商後訂立及進行，屬公平與合理及符合本公司整體股東的利益。

除本年報所披露者外，於結算日或年內任何時間本公司及其附屬公司概無簽訂任何涉及本集團的業務而本公司之董事直接或間接在其中擁有重大權益的重要合約。



關連交易

除「董事於合約的權益」一節所披露者外，其他關連交易的詳情現載述如下：

本公司的若干附屬公司已給予聯營公司Vodatel Crossland Technology Holdings Limited（「VCT」）墊款，以供其營運資金所需。於二零零三年六月三十日，該聯營公司應付本集團的款項為3,164,159港元。於二零零三年六月三十日，VCT另一名股東（第三方）亦已給予VCT墊款，其墊款金額超過其於VCT所佔的股本權益比例。

董事於股本或債券的權益

於二零零三年六月三十日，各董事於本公司及其相聯法團（定義見證券及期貨條例）的股份及相關股份中，擁有記錄於本公司根據證券及期貨條例第352條須存置的登記冊或知會本公司的權益（全部均為好倉）如下：

	所持普通股／相關股份數目			
	個人權益	公司權益	總計	股權百分比
José Manuel dos Santos先生	600,000 （附註(a)）	293,388,000 （附註(e)）	293,988,000	48%
嚴康先生	8,257,500 （附註(b)）	—	8,257,500	1%
關鍵文先生	13,162,500 （附註(c)）	—	13,162,500	2%
Monica Maria Nunes女士	3,352,500 （附註(d)）	—	3,352,500	1%

附註：

(a) José Manuel dos Santos先生的個人權益包括本公司向其授出的購股權所涉及的600,000股相關股份，有關詳情載於「購股權」一節。上述權益由José Manuel dos Santos先生以實益擁有人身份持有。

(b) 嚴康先生的個人權益包括7,357,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由嚴康先生以實益擁有人身份持有。

(c) 關鍵文先生的個人權益包括12,262,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由關鍵文先生以實益擁有人身份持有。

(d) Monica Maria Nunes女士的個人權益包括2,452,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由Monica Maria Nunes女士以實益擁有人身份持有。

(e) 該等股份以Eve Resources Limited的名義持有。Eve Resources Limited的全部已發行股本由José Manuel dos Santos先生全資擁有的一間公司以全權家族信託的信託人身份持有。

董事於股本或債券的權益(續)

除上文所披露者外，董事、行政總裁或彼等的聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)的股份或相關股份中，概無擁有記錄於根據證券及期貨條例第352條存置的登記冊或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的任何權益或淡倉。

主要股東於本公司股份及相關股份中的權益及淡倉

於二零零三年六月三十日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司已獲知會下列主要股東權益，即擁有本公司已發行股本5%或以上：

股東名稱	普通股數目	股權百分比
Eve Resources Limited	293,388,000	47.8%

Eve Resources Limited的所有已發行股本由José Manuel dos Santos先生全資擁有的公司持有。José Manuel dos Santos先生於本公司的權益於「董事於股本或債券的權益」一節中披露。

除上文所披露者外，於二零零三年六月三十日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司並不知悉任何主要股東權益及淡倉，即本公司已發行股本5%或以上，惟於「董事於股本或債券的權益」一節所披露的董事及行政總裁除外。

購股權

於二零零一年九月二十六日，香港聯合交所有限公司(「聯交所」)宣佈對創業板證券上市規則(「創業板上市規則」)第23章(購股權計劃)作出若干修訂，由二零零一年十月一日起開始生效。根據經修訂創業板上市規則第23章所訂明的過渡性安排，於二零零一年十月一日前已授出的購股權不受經修訂規則影響，本公司可修改現有購股權計劃的年期，或於可授出其他購股權之前採納一項新購股權計劃。為遵守上市規則所作出的修訂及聯交所的公佈，本公司於二零零二年十一月五日舉行的股東特別大會上終止舊計劃及採納一項新購股權計劃(「該計劃」)。

購股權(續)

於二零零三年六月三十日，根據舊計劃的17,178,000份購股權已註銷，並已根據該計劃授出17,138,000份購股權予本公司董事、行政總裁及僱員。該計劃的詳情載列如下:

(a) 目的

該計劃旨在給予在本公司或其任何附屬公司擔任管理及監察職位的執行董事及高級僱員於本公司的股權，提高長遠的股東價值。授予購股權亦有助本公司吸引及激勵富經驗及才能的人士，以及就個別人士過往及將來的表現給予獎勵。

(b) 合資格參加者

本公司及其附屬公司的任何全職僱員(包括執行董事)。

(c) 最高股數

於二零零三年六月三十日，該計劃下可供發行的股份總數為61,381,900股，佔本公司於二零零三年六月三十日已發行股本的10%。

(d) 每名合資格參加者的最高配額

倘授予任何人士的購股權在悉數行使時，將會引致該人士根據購股權計劃已獲發行及可獲發行的股份超過當時根據購股權計劃已發行及可予發行的股份總數30%，則不得授出購股權予該人士。

(e) 購股權行使期間

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二零一二年十一月四日屆滿，以較早者為準。

(f) 接納購股權須付的款項

根據該計劃，承授人須就獲授購股權向本公司支付1港元作為代價。

(g) 釐定行使價的基準

行使價須不低於以下兩項價格中的較高者:(i)在發出購股權要約之日(「要約日」)聯交所每日報價表所列股份收市價及(ii)緊接要約日前五個營業日聯交所每日報價表所列股份平均收市價。

購股權(續)

(h) 該計劃的餘下年期

在二零一二年十一月四日前，該計劃將繼續有效。

於二零零三年六月三十日，根據該計劃下已授出而未行使的購股權詳情如下：

參加者姓名或類別	於二零零二年七月一日持有的購股權	年內授出的購股權	年內失效的購股權	年內註銷的購股權	於二零零三年六月三十日持有的購股權	行使價 港元	授出日期	可行使期間開始	可行使期間屆滿
董事									
José Manuel dos Santos先生	290,000	–	–	(290,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	522,000	–	–	(522,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	600,000	–	–	600,000	0.42[(i)]	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
殷康先生	290,000	–	–	(290,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	522,000	–	–	(522,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	900,000	–	–	900,000	0.42[(i)]	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
關鍵文先生	290,000	–	–	(290,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	522,000	–	–	(522,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	900,000	–	–	900,000	0.42[(i)]	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
Monica Maria Nunes女士	290,000	–	–	(290,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	522,000	–	–	(522,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	900,000	–	–	900,000	0.42[(i)]	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
董事小計	3,248,000	3,300,000	–	(3,248,000)	3,300,000				
持續合約僱員	4,466,000	–	(514,000)	(3,952,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	11,378,000	–	(1,400,000)	(9,978,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	13,838,000	–	–	13,838,000	0.42[(i)]	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
持續合約僱員小計	15,844,000	13,838,000	(1,914,000)	(13,930,000)	13,838,000				
總計	19,092,000	17,138,000	(1,914,000)	(17,178,000)	17,138,000				

附註：

(i) 於授出行使價為0.42港元的購股權前一日，即二零零三年六月二十七日，每股股份的市價為0.41港元。



購股權(續)

在評估截至二零零三年六月三十日止年度內授出購股權的價值時，採用畢蘇期權定價模式(「畢蘇模式」)。畢蘇模式為最普遍被接受的計算期權價值的方法，亦是創業板上市規則第23章所載獲推薦的購股權定價模式。畢蘇模式內的變數包括期權的預計行使有效期、無風險利率、及本公司股份的預期波動性和預期股息。

於評估年內授予董事、行政總裁及其他僱員購股權的價值時，在畢蘇模式內應用了以下的變數：

變數	**於二零零三年六月三十日 衡量日期**
預計行使有效期	3年
無風險利率	1.83%
預期波幅	68.21%
預期派息率	3.61%

以上變數按下述方式釐定：

(a) 預計行使有效期估計為由授出日期(「衡量日期」)起計三年。

(b) 無風險利率為於衡量日期與預計行使有效期相應的香港外滙基金票據的收益率。

(c) 預期波幅為衡量日期後十二個月內本公司股份的每日收市價的標準差。

(d) 預期派息率以最近期宣派的股息佔股價的百分比計算。

購股權(續)

採用畢蘇模式評估年內授出的購股權，該等購股權的總值約為2,913,460港元，相當於以下項目：

董事、行政總裁及其他僱員	發出日期	年內獲授購股權份數	每份購股權的估計價值 港元	年內授予購股權的估計價值 港元
José Manuel dos Santos先生	二零零三年六月三十日	600,000	0.17	102,000
嚴康先生	二零零三年六月三十日	900,000	0.17	153,000
關鍵文先生	二零零三年六月三十日	900,000	0.17	153,000
Monica Maria Nunes女士	二零零三年六月三十日	900,000	0.17	153,000
其他僱員	二零零三年六月三十日	13,838,000	0.17	2,352,460
			總計	2,913,460

評估購股權的合計價值時，並無就將來可能註銷期權而作調整。並無就年內授出期權的價值於損益賬確認。授出的購股權將於購股權獲行使時於資產負債表確認。於行使購股權時，按每股已發行股份的面值記入股本，而收得款項淨額超出計入股本賬總額的數額則計入股本溢價。

須注意以畢蘇模式計算期權價值是基於多項假設，及僅是對年內授出購股權價值的一項估計。購股權承授人可得到的財務利益可能與按照畢蘇模式釐定的價值有頗大差別。

管理合約

年內並無訂立或存在涉及本公司全部或任何主要部分業務的管理及行政合約。

主要客戶及供應商

年內，本集團主要供應商與客戶所佔的採購額與銷售額百分比如下：

採購額	
－最大供應商	64%
－五大供應商合併計算	93%
銷售額	
－最大客戶	21%
－五大客戶合併計算	49%

董事、彼等的聯繫人士或任何股東（指據董事所知擁有本公司股本5%以上股本權益之股東）並無於上述的主要供應商或客戶中擁有任何權益。

銀行貸款、可換股債券及其他借貸

銀行貸款於二零零三年六月三十日的分析載於管理層討論及分析內。有關可換股債券的詳情載於賬目附註21。

除上文所述者外，於二零零三年六月三十日，本集團並無其他借貸。

董事於競爭業務的權益

概無本公司的董事或管理層股東（定義見創業板證券上市規則）於與或可能與本集團業務競爭之業務中擁有權益。

董事會常規及程序

自於聯交所創業板上市以來，本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司的董事會經參考香港會計師公會發出的「成立審核委員會指引」後，編製並採納有關審核委員會權力及職責的職權範圍書。

審核委員會的主要工作包括審查及監管本集團的財務申報程序及內部監控運作。審核委員會由兩位獨立非執行董事崔世昌先生與盧景昭先生，以及執行董事José Manuel dos Santos先生組成。於本財政年度，審核委員會共舉行了兩次會議。

核數師

有關賬目已經由羅兵咸永道會計師事務所審核，其將任滿辭任，惟符合資格，願膺選連任。

代表董事會

主席
José Manuel dos Santos

香港，二零零三年九月二十二日



核數師報告
致愛達利網絡控股有限公司
(在百慕達註冊成立之有限公司)
全體股東

本核數師已完成審核第32至第79頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平的賬目乃　貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並按照百慕達1981年《公司法》第90條僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零三年六月三十日結算時之財務狀況，及　貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例之披露規定妥為編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零三年九月二十二日

截至二零零三年六月三十日止年度

	附註	二零零三年 千港元	二零零二年 千港元
營業額	2	**388,794**	601,108
銷售成本		**(301,986)**	(448,860)
毛利		**86,808**	152,248
其他收益	2	**5,886**	4,237
銷售開支		**(8,773)**	(13,539)
行政開支		**(68,108)**	(72,585)
經營溢利	3	**15,813**	70,361
財務成本	4	**(635)**	(173)
應佔聯營公司虧損		**(2,488)**	(876)
除税前溢利		**12,690**	69,312
税項	5	**(2,658)**	(10,557)
除税後溢利		**10,032**	58,755
少數股東權益		**562**	(1,763)
股東應佔溢利	6	**10,594**	56,992
股息	7	**9,207**	9,120
每股基本盈利	8	**1.74仙**	9.37仙
每股全面攤薄盈利	8	**1.74仙**	9.33仙

綜合資產負債表

於二零零三年六月三十日

	附註	**二零零三年 千港元**	二零零二年 千港元
無形資產	12	**1,302**	—
固定資產	13	**6,666**	3,227
於聯營公司的投資	15	**5,257**	6,591
收購附屬公司的按金	16	**8,227**	—
非買賣證券	17	**11,668**	16,450
流動資產			
存貨	18	**139,573**	110,812
應收貿易賬項及票據	19,26	**138,048**	191,357
其他應收款項、按金及預付款項		**17,495**	10,478
銀行結餘及現金		**163,586**	213,360
		458,702	526,007
流動負債			
應付貿易賬項及票據	20	**49,139**	98,465
其他應付款項及應計費用		**24,215**	43,651
可換股債券	21	**9,725**	17,505
應付税項		**52,728**	51,263
短期銀行貸款，無抵押		**9,346**	—
		145,153	210,884
流動資產淨值		**313,549**	315,123
總資產減流動負債		**346,669**	341,391
資金來源：			
股本	22	**61,382**	60,798
儲備	23	**276,003**	265,198
建議股息	23	**3,069**	3,040
股東權益		**340,454**	329,036
少數股東權益		**6,215**	2,630
可換股債券	21	**—**	9,725
		346,669	341,391

代表董事會

董事
José Manuel dos Santos

董事
Monica Maria Nunes

於二零零三年六月三十日

	附註	**二零零三年 千港元**	二零零二年 千港元
於附屬公司的投資	14	**172,585**	213,927
流動資產			
應收股息		**80,000**	55,000
應收利息		**70**	—
銀行結餘及現金		**8,965**	733
		89,035	55,733
流動負債			
其他應付款項及應計費用		**2,215**	7,575
可換股債券	21	**9,725**	17,505
		11,940	25,080
流動資產淨額		**77,095**	30,653
總資產減流動負債		**249,680**	244,580
資金來源：			
股本	22	**61,382**	60,798
儲備	23	**185,229**	171,017
建議股息	23	**3,069**	3,040
股東權益		**249,680**	234,855
可換股債券	21	**—**	9,725
		249,680	244,580

代表董事會

董事
José Manuel dos Santos

董事
Monica Maria Nunes

綜合現金流量表

截至二零零三年六月三十日止年度

	附註	**二零零三年 千港元**	二零零二年 千港元
經營業務的現金流出	24(a)	**(37,153)**	(20,006)
已收利息		**1,851**	3,588
已付利息		**(635)**	(173)
已收投資所得股息		**650**	649
已付股息		**(9,178)**	(18,240)
已付稅項		**(1,195)**	(1,326)
經營業務的現金流出淨額		**(45,660)**	(35,508)
投資業務的現金流量			
購買固定資產		**(5,767)**	(1,687)
購買附屬公司，扣除所收購的現金	24(b), 24(c)	**2,200**	—
購買附屬公司的額外權益		**(216)**	—
購買非買賣證券		**(4,732)**	(4,056)
出售非買賣證券		**9,117**	—
收購附屬公司的按金		**(8,227)**	—
投資業務的現金流出淨額		**(7,625)**	(5,743)
融資活動的現金流量			
為銀行信貸已抵押的定期存款減少		**—**	2,137
增加／(償還)銀行貸款		**9,346**	(204)
發行可換股債券(贖回)／所得款項		**(5,835)**	27,230
融資的現金流入淨額		**3,511**	29,163
現金及現金等值項目減少		**(49,774)**	(12,088)
年初的現金及現金等值項目		**213,360**	225,448
年終的現金及現金等值項目		**163,586**	213,360
現金及現金等值項目結餘的分析			
銀行結餘及現金		**163,586**	213,360

截至二零零三年六月三十日止年度

	本集團	
	二零零三年 千港元	二零零二年 千港元
年初股東權益結餘總額（過往呈報）	**329,036**	280,651
採納會計準則第9號（經修訂）的影響	**—**	12,160
年初股東權益結餘總額（就二零零二年重列）	**329,036**	292,811
發行股份	**584**	—
發行股份的股份溢利	**11,086**	—
重估非買賣證券盈餘／（虧絀）	**114**	(2,517)
出售非買賣證券後撥往損益賬的儲備	**(1,900)**	—
因換算海外附屬公司及聯營公司賬目產生的滙兑差額	**118**	(10)
未於綜合損益賬確認的收益及虧損淨額	**10,002**	(2,527)
	339,038	290,284
股東應佔溢利	**10,594**	56,992
已付二零零零／二零零一年末期股息	**—**	(12,160)
已付二零零一／二零零二年中期股息	**—**	(6,080)
已付二零零一／二零零二年末期股息	**(3,040)**	—
已付二零零二／二零零三年中期股息	**(6,138)**	—
年終股東權益結餘總額	**340,454**	329,036

截至二零零三年六月三十日止年度

	本公司	
	二零零三年 **千港元**	二零零二年 千港元
年初股東權益結餘總額（過往呈報）	**234,855**	224,943
採納會計準則第9號（經修訂）的影響	**—**	12,160
年初股東權益結餘總額（就二零零二年重列）	**234,855**	237,103
發行股份	**584**	—
發行股份的股份溢價	**11,086**	—
並無於賬益賬確認的收益淨額	**11,670**	—
	246,525	237,103
股東應佔溢利	**12,333**	15,992
已付二零零零／二零零一年末期股息	**—**	(12,160)
已付二零零一／二零零二年中期股息	**—**	(6,080)
已付二零零一／二零零二年末期股息	**(3,040)**	—
已付二零零二／二零零三年中期股息	**(6,138)**	—
年終股東權益結餘總額	**249,680**	234,855

1 主要會計政策

編製該等賬目時所採納的主要會計政策載述如下：

(a) 編製基準

(i) 該等賬目已根據香港公認會計原則及香港會計師公會發出的會計準則編製。該等賬目並按照歷史成本法編製，惟非買賣證券按公平值列賬。

(ii) 於本年度，本集團採納由香港會計師公會發出的會計實務準則(「會計準則」)第34號(修訂本)「僱員福利」，由二零零二年一月一日或之後的會計期間開始生效。採納會計準則第34號(修訂本)對編製賬目並無重大影響。

(b) 綜合賬目

綜合賬目包括本公司及其附屬公司截至六月三十日止的賬目。年內購入或出售的附屬公司的業績，由收購生效日起計或計至出售生效日止(如適用)均列入綜合損益賬內。

所有集團內公司間的重大交易及結餘已於綜合賬目時對銷。

附屬公司指本公司直接或間接控制過半數投票權；有權控制財政及營運決策；委任或撤換董事會大多數成員；或在董事會會議上有大多數投票權的實體。

出售附屬公司的盈虧，指銷售所得款項與本集團應佔其資產淨值，連同先前並無於綜合損益賬或外滙儲備中扣除或確認的任何未攤銷商譽或已在儲備記賬之商譽之間的差額。

少數股東權益指外界股東於附屬公司的經營業績及資產淨值中擁有的權益。

在本公司的資產負債表內，於附屬公司的投資是以成本值減任何減值虧損準備入賬。附屬公司的業績由本公司按已收及應收股息入賬。

1 主要會計政策(續)

(b) 綜合賬目(續)

本集團合併儲備，包括所收購附屬公司的股份面值與本公司於合併時交換股份所發行股份的面值之間的差額，及附屬公司股份溢價的任何現有結餘。

(c) 聯營公司

聯營公司是附屬公司以外而本公司長期持有其股本權益，以及對其管理具有重大影響力的公司。

綜合損益賬包括本集團應佔聯營公司於本年度的業績，而綜合資產負債表則包括本集團應佔聯營公司的資產淨值及收購所產生的商譽(扣除累計攤銷)。

在本公司的資產負債表內，於聯營公司的投資是以成本值減任何減值虧損入賬。聯營公司的業績由本公司按已收及應收股息入賬。

(d) 商譽

商譽指收購成本超出本集團於收購當日應佔收購的附屬公司及聯營公司的資產淨值的公平值。

於二零零二年七月一日或之後，因收購產生的商譽乃計入無形資產，並按直線法以其估計可使用年期(但不超過二十年)攤銷。

於二零零二年七月一日之前因收購產生的商譽已於儲備撇銷。因該項商譽產生的減值虧損計入損益賬。

1 主要會計政策(續)

(e) 固定資產

固定資產是按成本值減累計折舊及累計減值虧損列賬。

固定資產是以直線法按足以撇銷其成本值的比率於其估計可用年期內扣除。主要年率如下：

租賃物業裝修	20%
傢俬、裝置及設備	20%-50%
汽車	20%
示範設備	33-⅓%

於重修固定資產至一般營運狀況的主要費用乃於損益賬中入賬。裝修成本均資本化，並按其對本集團的預計可使用年期折舊。

於每個結算日考慮內部及外界資料，以評估固定資產是否有任何減值跡象出現。

倘出現該等跡象，須估計資產的可收回價值，及在有需要時確認減值虧損以減低資產至其可收回價值。該等減值虧損於損益賬內確認。

出售一項固定資產的收益或虧損乃出售所得款項淨額與有關資產賬面數額間的差別，並於損益賬內確認。

(f) 經營租約

擁有資產風險及回報差不多全部由出租公司保留的租約，皆作為經營租約入賬。經營租約的租金(經扣減租賃公司所得的任何獎勵)在租約期內以直線法在損益賬中支銷。

1 **主要會計政策(續)**

(g) 非買賣證券

持有作非買賣用途的投資是按公平價格於資產負債表列賬。個別證券的公平值變動於投資重估儲備內列賬，直至證券出售或決定為無效益後。出售投資證券後，累計收益或虧損(指有關證券的出售所得款項淨額及賬面值的差額)，連同自投資重估儲備轉撥的盈餘／虧絀，均於損益賬中處理。

倘客觀憑證認為投資減值時，重估儲備錄得的累計虧損將於損益賬內列賬。

(h) 存貨

存貨是按成本值及可變現淨值兩者之較低者入賬。成本值以加權平均法計算，包括存貨的發票成本值。可變現淨值是按預計出售所得款項減估計銷售支出計算。

(i) 應收賬項

凡被視為屬呆賬的應收賬項，均提撥準備。在資產負債表內列賬的應收賬項已扣除有關準備。

(j) 現金及現金等值項目

現金及現金等值項目在資產負債表內以成本列賬。於現金流量表中，現金及現金等值項目包括現金、銀行通知存款及銀行透支。

(k) 撥備

當本集團因已發生的事件須承擔現有的法律性或推定性的責任，而解除有關的責任時有可能導致資源流出，並在責任金額能夠可靠地作出估算的情況下，須確認有關責任的撥備。當本集團預計撥備款可獲償付，則將償付款額確認為一項獨立資產，惟只能在償付款額可實質地確定時才可予以確認。

1 **主要會計政策(續)**

(l) 僱員福利

(i) 僱員應享假期

僱員在年假的權利在僱員應享有時確認。本集團為截至結算日止僱員已提供的服務而產生的年假的估計負債作出撥備。

僱員的病假及產假或陪妻分娩假不作確認，直至僱員正式休假為止。

(ii) 退休金責任

本集團參與界定供款計劃，該計劃適用於所有合資格僱員，其資產一般由獨立信託人管理基金持有。退休金計劃的資金由僱員及有關集團公司支付。本集團就該等計劃的供款乃於產生時於損益賬中扣除。

(iii) 花紅

倘本集團由於僱員提供的服務而有現有法定或推定責任時及可作出可靠的責任估計時，則確認於結算日後十二個月內悉數到期的花紅撥備。

(m) 税項

税項支出是按該年度就毋須課税或非准予扣減的項目予以調整後的業績計算。不同會計期間的若干收支項目在税務與本賬目內確認的時間不同而引致時差。時差對遞延税項的影響是按負債法計算，並根據該影響在可見將來預計應支付的負債或可收回的資產確認。

1 **主要會計政策(續)**

(n) 外幣兑換

外幣交易按交易日期的滙率換算。於結算日以外幣計算的貨幣資產及負債按結算日的滙率換算。上述兑換政策所引致的換算差額在損益賬中處理。

以外幣結算的附屬公司及聯營公司資產負債表按結算日的滙率換算，而損益則以平均滙率換算。所產生之滙兑差額列為外滙儲備變動。

(o) 收入確認

數據網絡系統設計、銷售與開發及提供相關工程服務的收入，乃於安裝妥當後確認，一般與系統交付客戶時同時發生。

銷售貨品所得收入乃於在擁有權之風險及回報轉移交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

利息收入是按時間比例基準及未償還本金額及適用利率計算確認。

佣金收入按應計基準確認。

股息收入是在擁有收取股息權利時確認。

(p) 研究與開發成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術的可行性及有意完成該產品，而亦有資源協助、成本可予識別，及有能力出售或使用該資產而能賺取盈利，則將新產品或改良產品的設計及測試的開發所涉及的成本確認為無形資產。有關開發成本確認為資產，並以直線法按不超過5年的期間攤銷，以反映將相關經濟效益確認的模式。不符合上述條件的開發成本在發生時作為費用支銷。以往確認為入賬為開支的開發成本不會在往後期間確認為資產。

1 主要會計政策(續)

(q) 分類報告

根據本集團內部財務報告，本集團決定以業務劃分為主要分類申報格式，而以地區劃分為次要申報格式。

未分配成本為公司開支。分類資產主要包括存貨及經營應收款項，而主要不包括於聯營公司投資及非買賣證券。分類負債包括經營負債而不包括稅項及若干公司借貸等項目。資本開支指增購非買賣證券、增購固定資產(附註13)，其中包括因收購附屬公司而添置的淨資產。

就地區劃分而言，銷售額以進行工程及提供服務的地區為基礎劃分。總資產及資本開支為客戶所在的地點。

2 營業額、收益及分類資料

本集團主要從事數據網絡系統設計、銷售與開發及提供相關工程服務及貨品銷售。年內已確認的收益如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
營業額		
數據網絡系統設計、銷售與開發及提供相關工程服務	**321,453**	521,582
貨品銷售	**67,341**	79,526
	388,794	601,108
其他收益		
股息收入	**650**	649
利息收入	**1,851**	3,588
出售非買賣證券投資的收益	**2,717**	—
佣金收入	**668**	—
	5,886	4,237
收益總額	**394,680**	605,345

2 營業額、收益及分類資料(續)

主要申報格式－按業務劃分

本集團主要業務分為以下兩類：

－ 數據網絡系統設計，銷售與開發及提供相關工程服務

－ 貨品銷售

各業務分類之間並無進行銷售或其他交易。

	數據網絡系統設計，銷售與開發及提供相關工程服務 二零零三年 千港元	貨品銷售 二零零三年 千港元	本集團 二零零三年 千港元
營業額	321,453	67,341	388,794
分類業績	21,156	7,252	28,408
未分配收入			5,886
未分配開支			(18,481)
經營溢利			15,813
財務成本			(635)
應佔聯營公司虧損			(2,488)
除税前溢利			12,690
税項			(2,658)
除税後溢利			10,032
少數股東權益			562
股東應佔溢利			10,594
分類資產	239,530	38,091	277,621
於聯營公司的投資			5,257
未分配資產			208,944
總資產			491,822
分類負債	27,705	21,434	49,139
未分配負債			102,229
總負債			151,368
未分配資本開支			10,682
未分配折舊			2,503
未分配減值虧損			2,168
其他非現金開支	8,921	1,315	10,236
未分配非現金開支			176



2 **營業額、收益及分類資料(續)**

主要申報格式－按業務劃分(續)

	數據網絡系統設計，銷售與開發及提供相關工程服務 二零零二年 千港元	貨品銷售 二零零二年 千港元	本集團 二零零二年 千港元
營業額	521,582	79,526	601,108
分類業績	69,994	15,931	85,925
未分配收入			4,237
未分配開支			(19,801)
經營溢利			70,361
財務成本			(173)
應佔聯營公司虧損			(876)
除税前溢利			69,312
税項			(10,557)
除税後溢利			58,755
少數股東權益			(1,763)
股東應佔溢利			56,992
分類資產	275,777	26,392	302,169
於聯營公司的投資			6,591
未分配資產			243,515
總資產			552,275
分類負債	86,733	11,732	98,465
未分配負債			124,774
總負債			223,239
未分配資本開支			5,743
未分配折舊			2,210
未分配減值虧損			1,674
其他非現金開支	117	26	143
未分配非現金開支			2,998

2 營業額、收益及分類資料(續)

次要申報格式－按地區劃分

本集團在兩個主要地區－中華人民共和國(「中國」)及澳門以及香港經營數據網絡系統設計、銷售與開發及提供相關工程服務，及貨品銷售的業務。就該等賬目而言，中國不包括澳門及香港。

各地區分類之間並無進行銷售或其他交易。

	營業額 二零零三年 千港元	分類業績 二零零三年 千港元	總資產 二零零三年 千港元	資本開支 二零零三年 千港元
中國	334,641	27,863	155,854	—
澳門及香港	54,153	545	121,767	—
	388,794	28,408	277,621	—
未分配收入		5,886		
未分配開支		(18,481)		
經營溢利		15,813		
於聯營公司的投資			5,257	
未分配資產			208,944	
總資產			491,822	
未分配資本開支				10,682



2 營業額、收益及分類資料(續)

次要申報格式－按地區劃分(續)

	營業額 二零零二年 千港元	分類業績 二零零二年 千港元	總資產 二零零二年 千港元	資本開支 二零零二年 千港元
中國	541,906	81,300	113,402	—
澳門及香港	59,202	4,625	188,767	—
	601,108	85,925	302,169	—
未分配收入		4,237		
未分配開支		(19,801)		
經營溢利		70,361		
於聯營公司的投資			6,591	
未分配資產			243,515	
總資產			552,275	
未分配資本開支				5,743

3 經營溢利

經營溢利乃計入及扣除下列各項後列賬：

	本集團	
	二零零三年 千港元	二零零二年 千港元
計入		
匯兑收益淨額	**—**	1,654
出售非買賣證券的已變現盈利	**2,717**	—
扣除		
商譽攤銷	**145**	—
核數師酬金	**1,217**	1,217
存貨成本	**272,614**	418,716
固定資產折舊	**2,503**	2,210
董事及高級管理人員酬金（附註9）	**8,233**	13,869
商譽減值	**840**	—
投資非買賣證券減值虧損	**1,328**	1,674
出售固定資產虧損	**8**	2
匯兑虧損淨額	**224**	—
有關土地及樓宇的經營租賃	**2,792**	2,674
退休金成本（界定供款計劃）及社會保障成本（附註11）	**861**	653
給予聯營公司的墊款撥備	**168**	2,996
研究及開發成本	**116**	159
員工費用（不包括董事酬金）（附註10）	**18,977**	17,790
存貨減值至可變現淨值	**10,236**	141



4 財務成本

	本集團	
	二零零三年 千港元	二零零二年 千港元
可換股債券利息	**635**	173

5 稅項

本集團於本年度並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。澳門補充利得稅是按本集團在澳門經營的成員公司的年內估計應課稅溢利的15.75%計算。中國所得稅是按本集團在中國經營的成員公司的年內估計應課稅溢利的33%計算。

於綜合損益賬內列賬的稅項金額如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
香港利得稅	**—**	—
澳門補充利得稅	**2,392**	10,274
中國所得稅	**266**	283
	2,658	10,557

年內並無任何重大未撥備遞延稅項（二零零二年：無）。

6 股東應佔溢利

本公司賬目所處理的股東應佔溢利為12,333,000港元（二零零二年：15,992,000港元）。

7 股息

	二零零三年 **千港元**	二零零二年 千港元
已付二零零二／二零零三年中期股息 每股普通股0.01港元 （二零零一／二零零二年：0.01港元）	**6,138**	6,080
建議二零零二／二零零三年末期股息 每股普通股0.005港元 （二零零一／二零零二年：0.005港元）	**3,069**	3,040
	9,207	9,120

附註：

於二零零三年九月二十二日舉行的會議上，董事建議宣派末期股息每股0.005港元。此項擬派股息並無反映在該等賬目的應付股息，惟將會列入截至二零零三年六月三十日止年度的保留盈利攤分項下。

8 每股盈利

每股基本盈利是按本集團股東應佔溢利10,594,000港元（二零零二年：56,992,000港元）及年內已發行股份的加權平均數609,966,301股（二零零二年：607,984,000股）計算。

每股全面攤薄盈利是按本集團的股東應佔溢利10,594,000港元（二零零二年：經調整溢利57,137,753港元），假設全部未行使購股權（所有可換股債券由於具反攤薄作用而不包括在內）已轉換及已發行及可發行股份的加權平均數609,969,068股（二零零二年：612,211,940股）計算。去年的加權平均股數包括當時已發行的所有可換股債券及所有尚未行使購股權（具反攤薄作用的購股權除外）已轉換及去年的經調整溢利就節省可換股債券的融資成本作出調整。



9 董事及高級管理人員酬金

(a) 董事酬金

年內繳付及應付本公司董事的酬金總額如下：

	二零零三年 千港元	二零零二年 千港元
袍金	**760**	819
其他酬金		
一基本薪金及津貼	**6,449**	6,823
一花紅	**1,000**	6,200
一退休金	**24**	27
	8,233	13,869

上文所披露的董事袍金包括付予獨立非執行董事的240,000港元(二零零二年：240,000港元)。

截至二零零三年六月三十日止年度，各執行董事分別收取個人酬金約4,133,000港元(二零零二年：7,441,000港元)、1,994,000港元(二零零二年：2,551,000港元)、1,081,000港元(二零零二年：1,661,000港元)、785,000港元(二零零二年：1,381,000港元)及零港元(二零零二年：595,000港元)。

概無董事放棄或同意放棄截至二零零三年及二零零二年六月三十日止年度的酬金。



9 董事及高級管理人員酬金(續)

(b) 五位最高薪人士

本年度本集團最高薪的五位人士計有四位董事(二零零二年：四位)，彼等的酬金已反映於上述分析。截至二零零三年六月三十日止年度，應付其餘一位(二零零二年：一)人士(並非董事)的酬金如下：

	二零零三年 千港元	二零零二年 千港元
基本薪金、房屋津貼、其他津貼及實物利益	**558**	561
花紅及佣金	**515**	395
	1,073	956

酬金在下列範圍的人士如下：

	人數	
酬金範圍	**二零零三年**	二零零二年
零－1,000,000港元	**—**	1
1,000,000港元至1,500,000港元	**1**	—
	1	1

截至二零零三年六月三十日止年度，本集團並無向董事或五位最高薪人士支付任何酬金，作為加入本集團的獎勵或離職賠償。

10 員工成本

	二零零三年 千港元	二零零二年 千港元
工資及薪金	**18,494**	17,790
未使用年假	**262**	—
終止福利	**221**	—
	18,977	17,790

11 退休成本(界定供款計劃)及社會保障成本

由二零零零年十二月一日起，已為本集團在香港的所有合資格僱員設立一項強制性公積金計劃。強制性公積金計劃乃一項明確的供款退休計劃，而本集團及僱員對基金的供款乃按僱員的基本薪金的百分比計算。

根據當地的政府所規定，於中國運作的本集團代表辦事處的僱員須參與明確供款退休計劃。對基金的供款乃按僱員的基本薪金的百分比計算。

本集團為其澳門僱員向由澳門政府設立的社會保障基金作出供款。

於二零零三年六月三十日及二零零二年六月三十日，分別有七十三名及七十五名澳門僱員已完成澳門勞資關係法令(「法令」)所規定的服務年期年數，於終止服務時將有資格領取裁員費。本集團僅須於終止服務符合法令所指明的情況下支付有關款項。倘終止服務符合法令所指明的情況，本集團於二零零三年六月三十日及二零零二年六月三十日的最高負債分別約達10,211,000港元及9,987,000港元。因本集團估計不會於可見未來終止僱用任何僱員，故並無於項賬內就該金額作撥備。

12 無形資產

	本集團	
商譽	**二零零三年** **千港元**	二零零二年 千港元
期初賬面淨值	**—**	—
收購附屬公司(附註24(b))	**1,447**	—
購入附屬公司的額外權益	**280**	—
收購聯營公司	**560**	—
減值	**(840)**	—
攤銷	**(145)**	—
期終賬面淨值	**1,302**	—
於二零零三年六月三十日		
成本	**2,287**	—
累計攤銷及減值虧損	**(985)**	—
賬面淨值	**1,302**	—



13 固定資產

	本集團				
	租賃物業裝修 千港元	傢具、裝置及設備 千港元	汽車 千港元	示範設備 千港元	合共 千港元
成本					
於二零零二年七月一日	2,644	5,772	2,333	1,401	12,150
增置	1,255	4,512	—	—	5,767
收購附屬公司	—	299	—	—	299
出售	—	(130)	—	—	(130)
於二零零三年六月三十日	3,899	10,453	2,333	1,401	18,086
累計折舊					
於二零零二年七月一日	2,146	4,631	786	1,360	8,923
本年度折舊	496	1,581	403	23	2,503
收購附屬公司	—	116	—	—	116
出售	—	(122)	—	—	(122)
於二零零三年六月三十日	2,642	6,206	1,189	1,383	11,420
賬面淨值					
於二零零三年六月三十日	1,257	4,247	1,144	18	6,666
於二零零二年六月三十日	498	1,141	1,547	41	3,227



14 於附屬公司的投資－公司

	二零零三年 千港元	二零零二年 千港元
投資，按成本(附註(a))	**73,918**	73,918
應收附屬公司款項(附註(b))	**100,187**	141,517
應付附屬公司款項(附註(b))	**(1,520)**	(1,508)
	172,585	213,927

(a) 於二零零三年六月三十日的附屬公司如下：

名稱	**成立／ 註冊地點**	**主要業務 及經營地點**	**已發行股本／ 註冊資本詳情**	**所持權益**	
				直接	**間接**
Capital Instant Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	91%
廣州市圖文資訊有限公司(「圖文資訊」)(附註(i))	中國	提供互聯網相關數據服務／中國	人民幣900,000元	—	44% (附註(ii))
廣州新科愛達利電訊技術有限公司(「新科愛達利」)(附註(i)、(iii))	中國	研發無線數據及互聯網相關產品中國	1,505,000美元	—	60%
廣州市愛達利發展有限公司(「廣州愛達利」)(附註(i))	中國	數據網絡系統設計、銷售及開發及提供相關工程服務／中國	人民幣3,000,000元	—	54%



14 於附屬公司的投資－公司（續）

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益	
				直接	間接
萬訊電腦科技有限公司（附註(i)）	澳門	電腦軟件及硬件整合／澳門	澳門元100,000	—	100%
MegaInfo China Holdings Limited	英屬處女群島	投資控股／中國	每股面值1美元的普通股1,000股	—	100%
MegaInfo Holdings Limited	百慕達	投資控股／香港	每股面值0.1港元的普通股1,000,000股	—	100%
MegaInfo Limited	英屬處女群島	投資控股及提供數碼影像處理管理解決方案／澳門	每股面值1美元的普通股820股	—	100%
MegaInfo Software Limited	英屬處女群島	知識產權擁有人／澳門	每股面值1美元的普通股1,000股	—	100%
MegaInfo Solutions Holdings Limited	英屬處女群島	知識產權擁有人／中國	每股面值1美元的普通股1,000股	—	100%
泰思通科技（香港）有限公司（附註(i)）	香港	投資控股／香港	每股面值1港元的普通股1,000股	—	83%

14 於附屬公司的投資－公司(續)

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益	
				直接	間接
泰思通軟件(上海)有限公司(附註(i))	中國	研究與開發軟件及相關軟件顧問服務／中國	120,000美元	—	83%
Vodatel China Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel China Limited	英屬處女群島	投資控股／中國	每股面值1美元的普通股1,000股	—	100%
Vodatel Data Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Holdings Limited	英屬處女群島	投資控股，數據網絡系統設計、銷售與開發及提供相關工程服務／澳門	每股面值1美元的普通股10,000股	100%	—
Vodatel Hong Kong Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Information Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel International Holdings Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%



14 於附屬公司的投資－公司(續)

名稱	成立／註冊地點	主要業務及經營地點	已發行股本／註冊資本詳情	所持權益 直接	所持權益 間接
Vodatel Networks Limited	英屬處女群島	投資控股及向本集團旗下各公司提供支援服務／香港	每股面值1美元的普通股1,000股	—	100%
愛達利網絡(香港)有限公司	香港	出售數據網絡系統及提供相關工程服務／香港	每股面值1港元的普通股1,000股	—	100%
Vodatel Software Limited	英屬處女群島	投資控股／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Systems (HK) Limited	英屬處女群島	提供存貨服務／香港	每股面值1美元的普通股1,000股	—	100%
Vodatel Systems Inc.	英屬處女群島	數據網絡系統設計、銷售與開發及提供相關工程服務／澳門	每股面值1美元的普通股1,000股	—	100%
Vodatel Systems (Macau) Limited	英屬處女群島	暫無業務	每股面值1美元的普通股1,000股	—	100%
Vodatel Technology Limited (前稱Worldtown International Limited)	英屬處女群島	擁有知識產權及商標／香港	每股面值1美元的普通股1,000股	—	100%



14 於附屬公司的投資－公司(續)

附註：

(i) 香港羅兵咸永道會計師事務所並非該等公司的法定核數師。該等附屬公司總資產淨值約佔本集團資產淨值的6%。

(ii) 廣州愛達利直接持有圖文資訊的81.82%權益。

(iii) 於二零零二年六月三十日，本公司擁有新科愛達利的49%權益，而新科愛達利列為本集團的聯營公司。年內，本公司額外收購了新科愛達利的11%間接權益，現金代價約為1,846,000港元，而在收購後，新科愛達利成為本公司的附屬公司。同時，進一步注資722,000港元入新科愛達利。

(b) 應收／(付)附屬公司的款項為無抵押、免息及無固定還款期。

15 於聯營公司的投資

	本集團	
	二零零三年 千港元	二零零二年 千港元
應佔資產淨值(附註(a))	**5,257**	4,023
給予聯營公司的墊款(附註(b))	**3,164**	5,564
	8,421	9,587
減：給予聯營公司的墊款撥備(附註(b))	**(3,164)**	(2,996)
	5,257	6,591
非上市股份，按成本	**37,283**	33,107

15 於聯營公司的投資(續)

(a) 於二零零三年六月三十日的聯營公司如下：

名稱	成立／註冊地點	主要業務	已發行股本／註冊資本詳情	所持間接權益
高仕蘭管理顧問有限公司	香港	生產軟件及提供軟件顧問服務	每股面值1港元的普通股100股	40%
東志有限公司	香港	硬件買賣及研究開發	每股面值1港元的普通股10股	40%
維新電子金融有限公司	香港	提供軟件顧問服務	每股面值1港元的普通股1,000,000股	40%
Vodatel Crossland Technology Holdings Limited	英屬處女群島	投資控股	每股面值1美元的普通股1,000,000股	40%
廣州LG拓普仕通信科技有限公司(「LG拓普仕」)	中國	無線數據及互聯網相關產品研究及開發	6,000,000美元	12% (附註(i))

附註：

(i) 新科愛達利持有LG拓普仕的20%權益。

(b) 給予聯營公司的墊款為無抵押、免息及無固定還款期。該等墊款已於年結時作出悉數撥備。

16 收購附屬公司的按金 - 本集團

這代表就收購逸強(澳門)有限公司及PE科研發展有限公司的100%權益而存放於獨立第三者的按金。於二零零三年六月三十日，總代價及詳細條款仍在商討中。

17 非買賣證券

	本集團	
	二零零三年 **千港元**	二零零二年 千港元
股本證券，按市值		
在香港上市	**3,694**	10,320
在香港以外上市	**1,533**	1,092
	5,227	11,412
非上市	**7,843**	6,112
減：減值虧損	**(3,002)**	(1,674)
	10,068	15,850
可換股票據，非上市(附註)	**1,600**	600
	11,668	16,450

附註：

可換股票據的年利率為不時未贖回票據本金金額的1%，於每半年(每年九月三十日及三月三十一日)付上結欠款項。本公司有權以分別於二零零二年三月二十八日及二零零二年八月三日訂立的認購協議列明的最初調換價格轉換全數(非部份)票據的本金金額為票據發行人或替代上市公司的全數繳付普通股。

18 存貨

	本集團	
	二零零三年 千港元	二零零二年 千港元
網絡設備	**153,138**	114,141
減：撥備	**(13,565)**	(3,329)
	139,573	110,812

於二零零三年六月三十日，以可變現淨值計算的存貨達23,173,000港元(二零零二年：無)。

19 應收貿易賬項及票據

於二零零三年六月三十日，應收貿易賬項及票據的賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
0-3個月	**42,985**	66,441
4-6個月	**19,479**	48,797
7-12個月	**54,437**	54,752
12個月以上	**43,089**	43,309
	159,990	213,299
減：撥備	**(21,942)**	(21,942)
	138,048	191,357

授予客戶的信貸條件各有不同，但一般為個別客戶及本集團磋商的結果。客戶一般需於項目的不同階段支付款項。

20 應付貿易賬項及票據

於二零零三年六月三十日，應付貿易賬項及票據的賬齡分析如下：

	本集團	
	二零零三年 千港元	二零零二年 千港元
0-3個月	**39,129**	52,680
4-6個月	**2,536**	18,671
7-12個月	**1,729**	1,407
12個月以上	**5,745**	25,707
	49,139	98,465

21 可換股債券

	本集團及本公司	
	二零零三年 千港元	二零零二年 千港元
可換股債券	**9,725**	27,230
減：在一年內償還或換股之款額	**(9,725)**	(17,505)
	—	9,725

於二零零二年二月，本公司發行合共為3,500,000美元的可換股債券（「債券」）予本集團的一間供應商。該債券按不時未贖回債券的本金總額1.90875%於每年期末支付，該債券包括三種份額：

(a) 第一種債券為1,500,000美元，持有者及本公司各自有權，按該持有者或本公司的選擇，於二零零二年二月二十八日至二零零三年二月二十八日期間（包括首尾兩日），以轉換價格每股2.0港元（可予調整）轉換第一種債券為本公司每股面值0.1港元的繳足股份。

於二零零三年二月二十六日，本公司行使換股權，本金額合共1,500,000美元（相當於約11,670,000港元）的第一種債券轉換為本公司的5,835,000股普通股（附註22），相當於本公司經有關發行所擴大的已發行股本約1%。



21 可換股債券(續)

(b) 第二種債券為750,000美元，持有者有權，按該持有者的選擇，於二零零二年二月二十八日至二零零三年二月二十八日期間(包括首尾兩日)，以轉換價格每股2.0港元(可予調整)轉換第二種債券為本公司每股面值0.1港元的繳足股份。

於二零零三年二月二十八日，本公司贖回本金總額750,000美元(相當於約5,835,000港元)的第二種債券，並支付現金予債券持有人。

(c) 第三種債券為1,250,000美元，持有者有權，按該持有者的選擇，於二零零二年二月二十八日至二零零四年二月二十八日期間(包括首尾兩日)，以轉換價格每股2.0港元(可予調整)轉換第三種債券為本公司每股面值0.1港元的繳足股份。

於二零零三年六月三十日，債券持有人並未行使第三種債券的換股權。根據本公司現時的資本架構，行使換股權將導致發行約4,862,500股本公司普通股，相當於本公司經有關發行所擴大的已發行股本約0.8%。

除非在早前已轉換，本公司應按相等於(i)根據債券之未贖回本金；及(ii)所有累計至實際支付日期之應計利息的合計總值贖回債券(第三種債券的實際支付日期為二零零四年二月二十八日)。

本公司將於到期日(即二零零四年二月二十八日)表面值償還任何尚未贖回可換股債券。

22 股本

	每股面值0.10港元的普通股	
	股份數目	千港元
法定		
於二零零一年，二零零二年及二零零三年六月三十日	2,000,000,000	200,000
已發行及繳足		
於二零零一年及二零零二年六月三十日	607,984,000	60,798
發行股份（附註21）	5,835,000	584
於二零零三年六月三十日	613,819,000	61,382

根據股東批准的購股權計劃，本公司董事可酌情邀請全職僱員（包括執行董事）行使購股權以認購本公司股份最多達不時已發行股份（不包括因行使根據購股權計劃授出的購股權而發行的股行）的10%上限。



22 股本(續)

根據於本公司在二零零二年十一月五日舉行的股東特別大會上通過的普通決議案，本公司於二零零零年二月十日採納的購股權計劃(「舊計劃」)被終止，並採信另一項購股權計劃(「新計劃」)。於二零零三年六月三十日，舊計劃下的17,178,000份購股權被註銷，及根據新計劃向合資格參加者授出17,138,000份購股權。於二零零三年六月三十日尚未行使的購股權如下：

授予購股權日期	於二零零二年七月一日尚未行使購股權數目	年內授予購股權數目	年內失效購股權數目	年內註銷購股權數目	於二零零三年六月三十日尚未行使之購股權數目	行使期間	每股股份行使價 港元
二零零零年八月十六日	5,626,000	–	(514,000)	(5,112,000)	–	二零零一年二月十六日至二零零四年二月十五日	1.19
二零零一年八月一日	13,466,000	–	(1,400,000)	(12,066,000)	–	二零零二年二月一日至二零零五年一月三十一日	0.79
二零零三年六月三十日	–	17,138,000	–	–	17,138,000	二零零三年六月三十日至二零零六年六月二十九日	0.42
	19,092,000	17,138,000	(1,914,000)	(17,178,000)	17,138,000		

根據本公司現時的資本架構，悉數行使尚未行使購股權將導致額外發行約17,138,000股普通股，及為本公司帶來現金所得款項約7,198,000港元(扣除有關股份發行開支前)。

23 儲備

	本集團						
	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	保留盈利	合共
	千港元	千港元	千港元	千港元 (附註a)	千港元	千港元	千港元
於二零零一年七月一日(過往呈報)	86,590	702	145	35,549	—	96,867	219,853
採納會計準則第9號的影響(經修訂)	—	—	—	—	—	12,160	12,160
於二零零一年七月一日(重列)	86,590	702	145	35,549	—	109,027	232,013
非買賣證券重估的虧絀	—	—	(2,517)	—	—	—	(2,517)
海外附屬公司及一間聯營公司折算賬目產生的差額	—	—	—	—	(10)	—	(10)
股東應佔溢利	—	—	—	—	—	56,992	56,992
二零零零/二零零一年已付末期股息	—	—	—	—	—	(12,160)	(12,160)
二零零一/二零零二年已付中期股息	—	—	—	—	—	(6,080)	(6,080)
於二零零二年六月三十日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
代表:							
建議二零零一/二零零二年末期股息							3,040
於二零零二年六月三十日的儲備							265,198
							268,238
公司及附屬公司	86,590	702	(2,372)	35,549	(10)	151,264	271,723
聯營公司	—	—	—	—	—	(3,485)	(3,485)
於二零零二年六月三十日	86,590	702	(2,372)	35,549	(10)	147,779	268,238



23 儲備(續)

	本集團							
	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元 (附註(a))	千港元	千港元 (附註(b))	千港元	千港元
於二零零二年七月一日	86,590	702	(2,372)	35,549	(10)	—	147,779	268,238
發行股份的股份溢價	11,086	—	—	—	—	—	—	11,086
非買賣證券重估的盈餘	—	—	114	—	—	—	—	114
出售非買賣證券後撥往損益賬的儲備	—	—	(1,900)	—	—	—	—	(1,900)
海外附屬公司及一間聯營公司折算賬目產生的差額	—	—	—	—	118	—	—	118
澳門法定儲備撥備	—	—	—	—	—	49	(49)	—
股東應佔溢利	—	—	—	—	—	—	10,594	10,594
二零零一/二零零二年已付末期股息	—	—	—	—	—	—	(3,040)	(3,040)
二零零二/二零零三年已付中期股息	—	—	—	—	—	—	(6,138)	(6,138)
於二零零三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
代表:								
建議二零零二/二零零三年末期股息								3,069
於二零零三年六月三十日的儲備								276,003
								279,072
公司及附屬公司	97,676	702	(4,158)	35,549	108	49	155,014	284,940
聯營公司	—	—	—	—	—	—	(5,868)	(5,868)
於二零零三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072

23 儲備(續)

(a) 本集團的合併儲備，包括所收購附屬公司的股份面值與本公司於合併時交換股份所發行股份的面值之間的差額，及附屬公司股份溢價賬的任何現有結餘。

(b) 澳門商法典規定在澳門註冊的公司須將公司各財政年度的除稅後溢利最少25%撥入法定儲備，直至儲備的結餘達到相當於公司資本50%的水平。法定儲備指從損益表撥出的款項，及並無可供分派予本公司股東。

	本公司				
	股份溢價 千港元	繳入盈餘 千港元 (附註(a))	資本贖回儲備 千港元	保留盈利 千港元	合共 千港元
於二零零一年七月一日(過往呈報)	86,590	73,718	702	3,135	164,145
採納會計準則第9號的影響(經修訂)	—	—	—	12,160	12,160
於二零零一年七月一日(重列)	86,590	73,718	702	15,295	176,305
二零零零/二零零一年已付末期股息	—	—	—	(12,160)	(12,160)
股東應佔溢利	—	—	—	15,992	15,992
二零零一/二零零二年已付中期股息	—	—	—	(6,080)	(6,080)
於二零零二年六月三十日	86,590	73,718	702	13,047	174,057
代表:					
二零零一/二零零二年建議末期股息					3,040
於二零零二年六月三十日的儲備					171,017
					174,057



23 儲備(續)

	本公司				
	股份溢價 千港元	繳入盈餘 千港元 (附註(a))	資本贖回儲備 千港元	保留盈利 千港元	合共 千港元
於二零零二年七月一日	86,590	73,718	702	13,047	174,057
發行股份的股份溢價	11,086	—	—	—	11,086
二零零一／二零零二年已付末期股息	—	—	—	(3,040)	(3,040)
股東應佔溢利	—	—	—	12,333	12,333
二零零二／二零零三年已付中期股息	—	—	—	(6,138)	(6,138)
於二零零三年六月三十日	97,676	73,718	702	16,202	188,298
代表：					
二零零二／二零零三年建議末期股息					3,069
於二零零三年六月三十日的儲備					185,229
					188,298

附註：

(a) 繳入盈餘指於集團重組時附屬公司的綜合股東資金與本公司已發行股份面值之間的差額。根據百慕達一九八一年公司法(經修訂)，繳入盈餘可分派予股東，但須受以下條件所規限：倘(i)本公司無法或在支付以下款項後無法償還其到期的負債，或(ii)本公司在支付以下款項後，其可變現的資產值為少於其負債、已發行股本與股份溢價的總額，則本公司不可宣派或支付股息或從繳入盈餘中作出任何分派。

(b) 於二零零三年六月三十日，本公司可供分派的儲備為89,920,000港元(二零零二年：86,765,000港元)。



24 綜合現金流量表附註

(a) 除税前溢利與來自經營業務的現金流出對賬

	本集團	
	二零零三年 千港元	二零零二年 千港元
除税前溢利	**12,690**	69,312
應佔聯營公司虧損	**2,488**	876
折舊	**2,503**	2,210
出售固定資產虧損	**8**	2
出售非買賣證券的已變現收益	**(2,717)**	—
非買賣證券減值虧損	**1,328**	1,674
商譽減值虧損	**840**	—
商譽攤銷	**145**	—
應收聯營公司款項增加	**—**	(858)
存貨增加	**(28,117)**	(24,682)
應收貿易賬項及票據及其他應收款項、按金及預付款項減少	**46,534**	5,947
應付貿易賬項及票據減少	**(51,548)**	(59,575)
其他應付款項及應計費用減少	**(19,557)**	(10,877)
利息開支	**635**	173
利息收入	**(1,851)**	(3,588)
股息收入	**(650)**	(649)
兑滙差額	**116**	29
經營業務的現金流出	**(37,153)**	(20,006)



24 綜合現金流量表附注(續)

(b) 購買附屬公司

	二零零三年 千港元	二零零二年 千港元
收購資產淨額		
固定資產	**183**	—
於聯營公司的權益	**9,283**	—
存貨	**644**	—
應收貿易賬項及票據	**14**	—
其他應收款項、按金及預付款項	**228**	—
銀行結餘及現金	**2,200**	—
應付貿易賬項及票據	**(2,222)**	—
其他應付款項及應計費用	**(121)**	—
應付税項	**(2)**	—
少數股東權益	**(4,083)**	—
	6,124	—
商譽	**1,447**	—
聯營公司的權益的賬面值	**(5,003)**	—
	2,568	—
以現金支付	**2,568**	—

24 綜合現金流量表附註(續)

(b) 購買附屬公司的流出淨額分析：

	二零零三年 千港元	二零零二年 千港元
現金代價	**(1,846)**	—
注入作資本的現金	**(722)**	—
加：去年墊支的現金	**2,568**	—
已收購銀行結餘及手頭現金	**2,200**	—
購買附屬公司現金流入淨額	**2,200**	—

25 銀行信貸

於二零零三年六月三十日，本集團的銀行信貸350,840,000港元(二零零二年：407,000,000港元)是以下列各項作抵押：

(a) 若干附屬公司作出的公司擔保270,840,000港元(二零零二年：327,000,000港元)；

(b) 本公司作出的公司擔保350,840,000港元(二零零二年：407,000,000港元)；及

(c) 本公司與若干附屬公司互相作出的公司擔保80,000,000港元(二零零二年：80,000,000港元)。



26 或然負債

	本集團		本公司	
	二零零三年 千港元	二零零二年 千港元	**二零零三年 千港元**	二零零二年 千港元
附屬公司銀行貸款及透支的擔保	**—**	—	**350,840**	407,000
就全面追索權作出貼現的應收貿易賬款	**18,376**	—	**—**	—
	18,376	—	**350,840**	407,000

管理層預測，上述銀行及於日常業務過程中產生的其他擔保將不會產生重大負債。

27 承擔

(a) 資本承擔

	本集團	
	二零零三年 千港元	二零零二年 千港元
已訂約但未撥備	**—**	—
已授權但未訂約	**—**	1,000
	—	1,000



27 承擔(續)

(b) 經營租約承擔

於二零零三年六月三十日，本集團及本公司就土地及樓宇的不可取消經營租約的未來最少應付租約款額如下：

	本集團及本公司	
	二零零三年 千港元	二零零二年 千港元
一年內	**1,592**	927
第二至第五年(包括首尾兩年)	**1,536**	445
第五年後	**7**	88
	3,135	1,460

28 關連人士交易

按本集團日常業務進行的重大關連人士交易如下：

	二零零三年 千港元	二零零二年 千港元
向Zetronic Comunicações Lda銷售貨品(附註(a))	**67**	289
應付本公司董事的租金費用(附註(b))	**678**	60
應付聯營公司高仕蘭管理顧問有限公司(「高仕蘭」)的網絡服務費(附註(c))	**—**	400

(a) Zetronic Comunicações Lda為一間於澳門註冊成立的公司，並由José Manuel dos Santos先生擁有。本公司董事認為，該等交易乃按本集團日常業務及正常商業條款進行。

(b) 本集團向José Manuel dos Santos先生租賃其澳門辦公室單位，由一九九九年十月一日起至二零零二年八月二日，月租為5,000港元，而由二零零二年九月十六日起，則為38,000港元。此外，本集團亦向José Manuel dos Santos先生租賃其廣州辦公室單位，月租約為26,000港元，由二零零二年二月一日開始。



28 關連人士交易(續)

(c) 去年的數額即應付網絡服務費,以本集團與高仕蘭共同協定的條款收費。本公司董事認為,該等交易按本集團的一般業務及以一般商業條款進行。

(d) 於二零零三年六月三十日,本集團向下列聯營公司給予無抵押墊款:

	二零零三年 千港元	二零零二年 千港元
Vodatel Crossland Technology Holdings Limited(「VCT」)(附註)	**3,164**	2,996

附註:

給予VCT的墊款乃無抵押、免息及並無固定還款期。VCT其他股東(第三者)亦按其大於VCT的股本權益比例給予VCT墊款。本集團於二零零三年六月三十日給予VCT的墊款已全數作出撥備。

29 結算日後事項

董事預期本公司的一間全資附屬公司將完成一項為數15,000,000美元的三年貸款融資,以本公司就貸款人為受益人而簽訂的公司擔保作抵押。有期貸款的利率將按銀行同業拆息加1.35厘計算。有期貸款須由訂立貸款融資協議日期起計十八個月後起,分四期每半年償還等額款項。所得款項將用作一般公司用途及一般營運資金。

30 賬目批准

該等賬目在二零零三年九月二十二日由董事會批准。

截至六月三十日止年度

	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元 (重列)	二零零零年 千港元 (重列)	一九九九年 千港元
營業額	**388,794**	601,108	546,915	482,267	478,420
股東應佔溢利	**10,594**	56,992	54,136	78,185	71,229
總資產	**491,822**	552,275	548,449	459,699	283,739
總負債	**151,368**	223,239	255,638	215,040	233,744
資產淨值	**340,454**	329,036	292,811	244,659	49,995

本集團截至二零零零年六月三十日止兩個年度各年的營業額、股東應佔溢利、總資產及總負債，乃根據本集團的集團重組於二零零零年二月完成時，於整個呈報會計年度一直存在的合併會計基準編製。

股東週年大會通告

茲通告本公司將於二零零三年十一月二十四日星期一下午三時正假座文華東方酒店二樓亞歷山大廳舉行第四屆股東週年大會，以處理下列事務：

1. 省覽截至二零零三年六月三十日止年度的經審核財務報表、本公司董事（「董事」）及核數師的報告書。
2. 批准派付截至二零零三年六月三十日止年度的末期股息。
3. 重選退任董事。
4. 授權董事會釐定董事酬金。
5. 重新委任核數師及授權董事會釐定彼等的酬金。
6. 列為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A)「動議：—

(a) 在本決議案下文(c)段的規限下，一般及無條件批准董事於有關期間（定義見本文）內行使本公司一切權力以配發、發行及處理本公司股本中的額外股份或可轉換為該等股份或購股權、認股權證的證券，或可認購任何股份或可換股證券的類似權利，並在可能須行使該等權力時作出或授出售股建議、協議及購股權；

(b) 本決議案(a)段所述的批准將授權董事於有關期間內作出或授出可能須在有關期間結束後行使該等權力的售股建議、協議及購股權；

(c) 董事根據本決議案(a)段所述的批准而配發或同意有條件或無條件配發及發行（不論是否根據購股權或其他原因而配發者）的股本面值總額（惟根據(i)供股（定義見本決議案(d)段）；或(ii)根據本公司發行的任何認股權證的條款行使認購權或轉換可轉換為本公司股份的任何證券；(iii)根據任何購股權計劃或本公司當時採納的類似安排行使任何購股權；或(iv)根據本公司不時生效的公司細則以任何股代息或類似安排藉配發股份以代替股份的全部或部份股息的現金款項而發行的股份，不得超過本決議案通過日期本公司已發行股本面值總額之20%；及本決議案的授權亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力；

「供股」乃指董事於訂定的期間內向於指定記錄日期名列股東名冊的本公司股份或任何類別持有人按彼等當時的持股或類別比例根據提呈發售股份，配發、發行或授予本公司股份，惟董事有權就零碎股權或經考慮根據任何司法權區或任何認可監管機關或任何證券交易所的法例的任何限制或責任，作出其認為必要或權宜的豁免或其他安排。」

(B) 「動議：－

(a) 根據本決議案(b)段，一般及無條件批准在董事會於有關期間（定義見本決議案(c)段）內行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或任何其它本公司股份可能上市並經由證券及期貨事務監察委員會及聯交所就此認可的證券交易所，按照所有適用法例及規定及聯交所創業板證券上市規則或任何其它認可證券交易所不時修訂的規定，購回本公司股本中每股面值0.10港元的已發行股份；

(b) 本公司根據本決議案(a)段所述的批准在有關期間內購回的股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額之10%，上述授權亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力。」

(C) 「動議：－

待第6A項及第6B項普通決議案獲通過後，擴大授予董事根據第6A項配發、發行及處理額外證券的一般授權至包括本公司根據第6B項決議案授予的權力下所額外購回的股份面值總值，惟購回的股份面值不得超逾本公司於本決議案通過日期已發行股本面值總額之10%。」

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos
二零零三年九月二十九日

註冊辦事處：

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點：

澳門氹仔
永福街74號
愛達利大廈

香港營業地點：

香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室

附註：

1. 本公司將於二零零三年十一月十九日至二零零三年十一月二十四日（包括首尾兩日）暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。所有過戶文件連同有關股票最遲須於二零零三年十一月十八日下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

2. 有權出席本公司大會及投票表決的本公司股東，可委任一位或以上（倘股東持有兩股或以上股份）人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表的文據連同授權簽署代表委任表格的授權書或其他授權文件（指如有而言）或經公證人簽署證明的副本，最遲須於大會指定舉行時間四十八小時前送達本公司的香港主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 按照聯交所證券上市規則規定，一份載有有關上文第6B項普通決議案的詳情的說明文件，連同二零零三年年報將寄發予本公司股東。



簡稱

「ATM」	異步傳輸模式
「董事會」	愛達利網絡控股有限公司*的董事會
「CATV」	有線電視
「DDN」	數碼數據網絡
「IP」	互聯網通訊協定
「萬佳訊」	萬佳訊控股有限公司*
「MSTP」	多服務傳輸平台技術
「網通」	中國網絡通信有限公司
「OSS」	操作支援系統
「PDH」	準同步數字分層結構
「中國」	中華人民共和國，但僅就本年報及地理劃分而言，不包括香港、澳門及台灣
「Riverstone」	Riverstone Networks, Inc.
「SDH」	同步數字分層結構
「愛達利」或「本集團」	愛達利網絡控股有限公司及其附屬公司
「Zetronic」	Zetronic Comunicações Lda.

*僅供識別